Original

24-4432





UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

BANXCORP
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

BANXCORP

6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

NORBERT MEHL
Chairman, President and Chief Executive Officer

BanxCorp
6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

FRANK B. BALDWIN, ESQUIRE
2200 Locust Street
Philadelphia, Pennsylvania 19103
215-735-1234

6153	51-0343258
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I---NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors are as follows:

Name of Director	Position	Business Address	Residential Address
Norbert Mehl	Chairman of the Board	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Diana Mehl	Director	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Raul G. de Asis	Director	49 East 96th Street New York, NY 10128	49 East 96th Street New York, NY 10128

(b) The issuer's officers are as follows:

Name of Officer	Position	Business Address	Residential Address
Norbert Mehl	President and CEO	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Diana Mehl	CFO and Senior Vice President	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Roy P. Adams	Vice President	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	3339 Baychester Avenue Bronx, NY 10469

(c) Not applicable.

(d) Norbert Mehl is the sole owner of record of the issuer's equity securities. See address above.

(e) Norbert Mehl is the beneficial owner of the issuer's equity securities. See address above.

(f) Norbert Mehl is the promoter of the issuer. See address above.

(g) Norbert Mehl, Diana Mehl, Raul G. de Asis and Roy P. Adams are affiliates of the issuer. See addresses above.

(h) Frank B. Baldwin, III, Esquire is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's office address is 2200 Locust Street, Philadelphia, Pennsylvania 19103, and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered directly by the Company on an ongoing and continuous basis through advertisements in local print and Internet media and will only be sold in New York by the Company's own employees. The securities have been registered in Georgia and New York. Purchasers in this offering and in any subsequent trading market must be residents of the states where the securities have been registered.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

ITEM 6. Other Present or Proposed Offerings

The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Not applicable.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

(a) No publication authorized by Rule 254 was used prior to the filing of this notification.

OFFERING STATEMENT
Item 1. Cover Page

$5,000,000

BanxCorp

Investment Certificates
With Maturities of 12 to 60 Months from Date of Issue

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of BanxCorp, a Delaware corporation (the Company). The Company's principal executive offices are located at 6 Palmer Avenue, Suite 2, Scarsdale, New York 10583.

The Certificates are non-negotiable and will be issued in book-entry form, in minimum denominations of $1,000. The Certificates will be offered in maturities of twelve to sixty months from the date of issue, with a fixed interest rate depending on the term. The maturity dates of the Certificates may be extended by the Company if the Certificate-holder chooses the Rollover Option, unless the holder thereof requests payment within seven days after the original maturity. Every Certificate rollover will be considered a new Certificate issuance and will count toward the $5,000,000 limit exempted under Regulation A. Interest rates offered will be subject to change from time to time according to market conditions. See "Securities Being Offered."

The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, except in the case of zero-coupon Certificates, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

The Company is not a bank regulated under any state or federal banking laws and the Certificates are not insured by the Federal Deposit Insurance Corporation or any government entity.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING

LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Certificate	$1,000 or greater	0%	$1,000 or greater
Total	$5,000,000	$0	$5,000,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$0	$5,000,000

Offering expenses to be borne by the Company are estimated at approximately $100,000.

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, federal, or other applicable securities law. The Company reserves the right to withdraw, cancel, or modify the offer hereby at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the interest rates then being offered on the Certificates or the method of calculating interest rates to be posted on the Company's website or sent by mail upon request.

Information on Certificate interest rates and maturities
is available on the Company's website at
www.banxcorp.com/investments/
or by calling toll-free 800-765-3000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is April 8, 2002.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

Item 3. Risk Factors

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

No Previous Experience In Business Lending

The Company has not previously made small business loans and may not be successful in overcoming the risks of developing and operating such a business. Most of the proceeds from this offering, except for offering expenses, will be used in providing loans to small businesses and any default on these loans will affect the Company's ability to repay the Certificates.

No Public Market for the Certificates

The Certificates are a new issue of securities for which there is no public trading market. The Company does not anticipate that a public market for the Certificates will develop in the foreseeable future. Any investment in the Certificates will be highly illiquid and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market. Unless otherwise provided in the applicable pricing supplement, the Company will not revise its Certificate ownership records to reflect transfers, assignments, or pledges of the Certificates. This may limit the investor's ability to transfer, assign, or pledge a Certificate.

Absence of Insurance and Regulation

The Company is not subject to state or federal statutes or regulations applicable to banks and savings and loan associations with regard to deposit insurance, the maintenance of reserves, or the quality or condition of its assets. The Certificates offered by the Company are not certificates of deposit ("CDs"). Payment of principal and interest on the Certificates is not guaranteed by any governmental or private insurance fund or any other entity.

Factors Affecting the Company's Ability To Repay Certificates

The Company's revenues from operations, including any future securitization or sale of assets, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Certificates. The Company may not be able to pay the ongoing interest on the Certificates or to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

Lack of Security And Subordination of Debt Represented by Certificates

The Certificates are not secured by the assets of the Company. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future Senior Debt. Senior Debt can be incurred even after the offering of the Certificates. See "Securities Being

Offered – Subordination," "Use of Proceeds," "Capitalization," and "Financial Statements" herein. As of March 31, 2002, the Company had Senior Debt outstanding in the amount of $123,242. There is no limit on the amount of Senior Debt that the Company may incur. As a result of the subordinate status of the Certificates, all present and future Senior Debt of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's Senior Debt. The holders of the Certificates may not be repaid in the event of any liquidation, insolvency, or other similar event involving the Company. Any available funds (after all of the Company's Senior Debt has been repaid) will be pro rated among all the holders of the Certificates (regardless of a Certificate's maturity or interest rate).

Absence of Sinking Fund or Trust Indenture

The Certificates are unsecured obligations of the Company and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

Terms of Final Certificate May Vary from Terms Requested

Because the Company will change the interest rates and maturities of the Certificates being offered from time to time, it is possible that by the time an application and payment for a Certificate is received, different interest rates and/or maturities may be in effect for the Certificates and the terms of a Certificate purchased may be different from those anticipated by the investor. In this event, the investor will have the right to cancel the purchase within 5 days from the date the Certificate is issued. See "Confirmation of Purchase."

No Escrow of Funds

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as proceeds from the Offering are received by the Company, they will automatically be available for use by the Company.

Credit Risks

The Company intends to make small business loans using automated credit scoring tools. Loans will be offered to small businesses that have a preference for shorter applications and expedited credit approvals, although the loans may carry higher interest rates than those available through traditional full service, local banking relationships. The Company's loans will not be guaranteed by the U.S. Small Business Administration (SBA). To the extent that the Company's loans may be of a riskier nature than loans made by traditional sources of business financing, holders of the Certificates may be at greater risk. Furthermore, while the owners or principals of the businesses applying for loans from the Company will be required to sign personal guarantees, the loans will not be secured by any property of the borrowers or by that of any other party. The borrowers to whom the Company will lend funds may not be able to repay their loans or the interest due and, as a result, the ability of the Company to repay the principal of or interest on the Certificates in a timely manner may be materially and adversely affected.

Dependence on Borrowed Funds and Additional Equity Capital

The Company's proposed small business lending operations require additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings or additional equity capital. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money it will raise through this Offering. Failure to sell at least $500,000 of Certificates will significantly decrease the Company's ability to engage in small business lending. At present, there is no commitment by any person or entity to provide additional equity funding for the Company. The Company intends to maintain its existing term loans with The Bank of New York and JP Morgan Chase, each in the amount of $50,000, and $155,000 in lines of credit in the aggregate with various financial institutions, including JP Morgan Chase, The Bank of New York, Citibank, and Textron Financial, and to borrow funds under such lines as necessary to conduct its operations. There can be no assurance, however, that the Company will be able to maintain or increase its loans and lines of credit or, if necessary, replace its lines of credit, which expire annually. Lack of adequate bank loans or lines of credit may adversely affect the Company's business prospects.

High Level Of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company. See "Description of Business – Competition."

Macroeconomic Factors

Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, prevailing interest rates, credit availability, political and sovereign risk, increasing number of personal bankruptcies and business failures, and changes in federal, state, and local tax laws, could materially and adversely affect the Company's business. These factors may reduce the availability or increase the cost of operating funds needed by the Company (whether obtained through borrowings, future securities sales, or otherwise) by reducing the Company's ability to make small business loans, and making it more difficult for the Company to collect its accounts receivable. This may cause the Company to experience greater credit losses and/or higher operating costs than anticipated.

Company And Industry Event Risks

Events that adversely affect an entire industry can have an adverse effect on the Company and the ability to repay the Certificates. Business cycle volatility, mismanagement, changes in management, failure to anticipate shifts in the Company's markets, rising operating costs, regulation, and excessive leverage may lead to default.

Item 4. Plan Of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

Upon qualification of the Offering Statement and pursuant to Rule 251(d)(1)(ii)(c) of the Securities Act, advertisements of the Certificates stating how the Offering Statement may be obtained will be published in local print and Internet media. After a prospective Certificate-holder is furnished with the Offering Statement through his or her preferred means of delivery, the purchase may be made by check, by wire transfer, by automated clearing house (ACH) electronic check, or by such other means as the Company shall from time to time determine, together with a signed and completed application submitted by mail or online at the Company's website at www.banxcorp.com/investments. The Company's website at www.banxcorp.com/investments will not be integrated with its other websites, but will be accessible through hyperlinks available at these other websites. See "Securities Being Offered – How To Purchase Certificates."

Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the Certificate-holder setting forth the terms of purchase. The application will request the prospective Certificate-holder's consent to receive information through the Internet and will advise the Certificate-holder of his or her right to revoke consent at any time and receive information in paper format. If that consent is not given or is later revoked, then information will be delivered to the Certificate-holder in paper format via standard mail. The Offering Statement will be furnished to prospective Certificate-holders at least 48 hours prior to the delivery of the confirmation of purchase. It will be delivered with the confirmation of purchase, unless it has been delivered to that person at an earlier time. Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election. See "Securities Being Offered – Confirmation Of Purchase and Payment or Rollover At Maturity."

The Company may distribute the Certificates in one or more transactions: (1) at a fixed price or prices, which may be changed; (2) at market prices prevailing at the time of sale; (3) at prices related to the prevailing market prices; or (4) at negotiated prices.

The Certificates will be offered promptly upon qualification and on an ongoing and continuous basis for a period in excess of 30 days by the Company under Rule 415(a)(1)(ix) of Regulation C of the Securities Act, with no minimum amount to be sold. Therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold.

Item 5. Use Of Proceeds

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used as follows:

	Amount	Percentage
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	30,000	0.60%
Printing & Advertising	70,000	1.40%
Net Proceeds from Offering	4,900,000	98.00%
Use of Net Proceeds		
General Corporate Funds	400,000	8.16%
Small Business Loans	4,500,000	91.84%
Total Use of Net Proceeds	$4,900,000	100.00%

If less than the maximum dollar amount of Certificates is sold, the uses of funds shown above will be reduced proportionately, except the legal and accounting fees, which are being advanced by the Company and will be reimbursed to the Company out of the initial proceeds of the sale of Certificates. The Company does not intend to use a material part of the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in income-producing securities before it disburses funds for financing of current operations or to make small business loans.

Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal quarter:

	Amount Outstanding As of 3/31/02
Debt:	
Short-term debt (average interest rate 6.23%)	$ 53,834
Long-term debt (average interest rate 5.86%)	69,408
Total debt	123,242
Stockholders equity:	
Common stock - par value	78,287
Additional paid-in capital	617,213
Retained earnings	(73,057)
Total stockholders equity	622,443

Total Capitalization	$745,865

The Company expects to engage periodically in additional private or public financings of a character and amount as determined by the Company in the future and as the need arises. After its initial Offering, the Company intends to have lines of credit in place to fund any outstanding loans, as well as to explore other avenues of raising capital which may then be available to it under applicable state and federal securities laws. The Company also intends to monitor its level of outstanding loans, so that they will not exceed the capital available to the Company to fund loans.

Item 6. Description of Business

The Company operates a nationwide financial services marketplace under its registered service mark BanxQuote for financial institutions, consumers, and businesses through a portfolio of web-based finance channels, including a money and banking center, a personal finance center, an online finance center, an insurance and annuities center, and a business finance center.

In the following discussion, statements which are not purely historical facts, including statements about the Company's estimates, expectations, beliefs, intentions, or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations. Factors that could cause these differences include, but are not limited to, the matters discussed above under "Risk Factors."

Company History

The Company was originally incorporated in the state of New York under the name MasterFund Inc. in 1984. The Company was reorganized as a Delaware corporation under the name BanxQuote Inc. in 1990, and subsequently changed its name to Banx.com Inc. in 2000, and to BanxCorp in 2001. During its early years, the Company served primarily as a deposit broker in the bank certificate of deposit market. In October 1985, the Company began a business relationship with the print edition of The Wall Street Journal by providing its weekly BanxQuote table with competitive deposit rates from banks and thrifts nationwide, as well as benchmark indices with weekly market trends.

From 1995 to 1997, the Company accelerated the development of its electronic delivery systems. As a result, the Company expanded its distribution agreements with professional capital market monitors including Bloomberg, Reuters, Dow Jones Telerate, and Knight-Ridder. The Company gradually expanded the range of its product offerings to include various mortgage and consumer loan rates from financial institutions throughout the United States.

In 1996, the Company launched a co-branded BanxQuote Banking Center in partnership with The Wall Street Journal Interactive Edition. Since that time, the Company has entered into similar syndication partnerships with other news organizations.

Financial Services Marketplace

The Company is an aggregator and distributor of rate quotes and market data for certificates of deposit, money market accounts, mortgages, home equity loans, auto loans, credit cards, personal loans, and government and corporate securities. Its services are available through proprietary websites and through a syndicate of co-branding partnerships with news and financial organizations. The Company's websites have generated, on average, two million user sessions per year since 1996, offering investors and borrowers the ability to compare and obtain certificates of deposit, loans, and related banking services. Participating financial service providers pay fees to the Company for the right to provide rate quotes at its BanxQuote marketplace, along with a link to their websites, which enables them to generate new accounts and financial transactions. The Company solicits prospective financial service providers through its in-house telemarketing staff. The Company also licenses its data and proprietary financial applications to third parties on a contractual basis.

The BanxQuote money and banking center provides participating FDIC-insured banks and thrifts the ability to quote their current rates, along with a link to their website, so that users can apply online or by telephone for certificates of deposit and money market accounts directly with these financial institutions.

The BanxQuote personal finance center provides participating lenders and brokers the ability to quote their current rates, along with a link to their website, so that users can apply online for mortgages, home equity loans, auto loans, credit cards, and personal loans directly with these lenders and brokers.

The BanxQuote online finance center allows participating financial service providers the ability to feature online banking products and services, along with a link to their website, so that users can apply online for no-fee or low-fee online checking and savings accounts, online bill payment and presentment, online securities trading, and electronic funds transfer services.

The BanxQuote insurance and annuities center allows participating financial service providers the ability to feature their insurance and annuity products, along with a link to their website, so that users can apply online for auto insurance, home insurance, annuities, life insurance, and health insurance directly with these financial service providers.

Small Business Loans

The BanxQuote business finance center provides participating brokers and lenders the ability to feature their business lending products and services, along with a link to their website, so that users can apply online or by telephone for small business loans directly with these brokers and lenders. In order to expand the revenues generated by its business finance center, the Company will offer small business loans and lines of credit that are exempt from licensing requirements. The Company will place its own link in its BanxQuote business finance center alongside other participating financial service providers.

The Company will accept loan applications submitted online, by telephone, by mail or in person, and will approve or deny such loan applications using credit-scoring technology. Credit scoring is a statistically based means of underwriting that assigns a single quantitative measure, or score, to a potential borrower, representing the expected repayment performance of a loan. It substantially decreases the time, human input, and cost of reviewing applications by eliminating the need for face-to-face contact and character assessment, enabling the Company to make small business loans with reduced documentation requirements in locations where it has no physical presence through direct marketing, the Internet, and pre-approved applications delivered by standard mail and e-mail.

The Company will determine the applicants' creditworthiness and ability to make interest and principal payment by using a Fair, Isaac and Company (FICO) credit-scoring tool, which is standard practice in the industry. Based on empirical analysis, FICO scores augment credit report data on the owner or principal of the small business with basic information obtained from a loan application and a business credit bureau. The FICO small business credit scoring system does not require financial statements. Since in most cases the financial wherewithal and decision making of the small business extend from the owner of the firm, the willingness and ability of the business owner to repay personal borrowings are assumed to correlate with the ability and willingness of the firm controlled and managed by the owner to repay its loans. The Company will require applicants' principals to provide personal guarantees.

The Company will primarily target prospective small business borrowers with less than 20 employees and $2.5 million in annual sales. According to the SBA, there are approximately 25 million small businesses in the United States, representing 99.7% of all employers. According to the U.S. Census Bureau, over 90% of the total number of firms in the United States have less than 20 employees with annual sales of less than $2.5 million. The Company's prospective borrowers may have access to conventional bank credit but may have a preference for shorter applications and expedited credit approvals.

The Company will require a single-page application for its loans and will offer approvals (or denials, as the case may be) within 24 hours or less. Annual interest rates on the loans will generally range from 10% to 16%, and loan amounts will range from $10,000 to $100,000, depending on the applicants' location and credit scores. Loan terms will range from one to five years and the principal amount on the loans will be amortized over the term of the loans. Loans will not be SBA-guaranteed. The Company has completed the development of a proprietary computerized loan administration system that will track the balances and payment histories of borrowers. Due to the automated nature of the small business loan operation, the Company envisions no need for greater resources and no material increase in operating expenses, although the Company's ability to make small business loans is subject to having excess liquidity and capital resources and proceeds from this Offering in excess of $500,000. See "Use of Proceeds."

The milestones of the Company's proposed small business loan operation and timeline indicating the number of months after receipt of proceeds when should be accomplished are as follows:

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Timeline**
Lending system and tool integration.	The Company will purchase the FICO credit-scoring tool and integrate it with its proprietary computerized loan administration system.	1 month.

Origination of small business loans.	Subject to receiving proceeds from this Offering in excess of $500,000, the Company will solicit qualified prospective borrowers through direct marketing and advertise in its BanxQuote business finance center website alongside other participating financial service providers. Loan applications will be accepted online, by telephone, by mail or in person.	2 months.
Loan portfolio of $4.5 million.	As it completes the sale of Certificates and it accelerates its direct marketing campaign, the Company expects to grow its loan portfolio to $4.5 million as contemplated herein.	12 months.

The Company has not previously made small business loans and may not be successful in overcoming the risks of developing and operating such a business. See "Risk Factors."

Employees

The Company has 7 full-time employees. None of the Company's employees are subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees.

Competition

The Company's business is highly competitive. Many media companies, such as Quicken, Informa, and Bankrate, and financial services companies, such as GE Capital, Ford Financial, Advanta, and American Express, are engaged in the same lines of business as the Company, including the business of making small business loans in which the Company intends to engage. The competition includes small banks and enterprises as well as national banks and corporations, many of which are substantially larger and have access to greater resources (including, without limitation, financial, marketing and administrative resources) than the Company. Small community banks in particular have traditionally exhibited a heavy concentration of small business loans emphasizing personal service and relationships. The growing credit scoring approach could also increase the number of competitors for small business borrowers by making it more feasible to sell pools of small business loans to investors through securitization. Institutional and individual investors may seek to fund small business loans if they can buy interests in securitized pools of homogenous small business loans with predictable cash flows. The market structure of small business lenders in the future may resemble the current credit card market because of the growing similarities in the production of the two types of loans. This transition would involve significant consolidation of small business lending. Additionally, many of the Company's larger competitors have corporate names or product brands that are considerably better known than the Company's. See "Risk Factors."

Intellectual Property

All of the Company's products and source codes are protected by copyright. All of the Company's employees have signed confidentiality agreements and have agreed not to divulge to any third party any of the Company's confidential or proprietary information, such as collected market data, operating standards and procedures, marketing plans, or customer files and data. Under these confidentiality agreements, all of the company's employees are bound to abide by the Company's security and privacy policies and have expressly assigned to the Company the rights to its intellectual property. The Company intends to require all of its future employees and directors to sign such confidentiality agreements. The Company currently is not a party to any significant license agreement that is not otherwise part of its normal course of business of providing financial information. The Company owns the following trademarks and service marks: BanxQuote, Banx.com, Banx.Net, and BanxBid. The Company also owns numerous Internet domain names, including the following: banxcorp.com, banxquote.com, banx.com, banxbid.com, banx.net, and certain variations and derivatives thereof.

Software Development Expenditures

The Company spent approximately $527,443 in company-sponsored software development during the last fiscal year and $118,358 during the last fiscal quarter, which represented approximately 51.41% and 57.69% of revenues, respectively. The Company expects to spend a similar percentage of revenues this fiscal year. See Part F/S, Financial Statements, "Note (3) Computer Software Costs." There have been no research expenses during the last fiscal year and last fiscal quarter.

Regulation

The Company's small business lending activities must adhere to various state and federal laws affecting non-bank financial institutions, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act. The Company must also adhere to the usury laws in the jurisdictions in which it will make small business loans.

Legal Proceedings

No material legal proceedings are pending by or against the Company and, to the knowledge of the Company, none are contemplated against the Company.

Item 7. Description of Property

The Company maintains its main office at 6 Palmer Avenue, Suite 2, Scarsdale, New York at a monthly rent of $1,823.00 under a lease agreement expiring on October 31, 2004. The capacity and condition of the Company's current office space is sufficient for its current and proposed business activities, although the Company may seek to lease or acquire space in another location. None of the Company's current lease contracts are with an affiliated party.

Item 8. Directors, Executive Officers, And Significant Employees

The directors, executive officers and significant employees of the Company are as follows:

Name	Age	Position

Norbert Mehl	50	Chairman, Chief Executive Officer and President, Director
Diana Mehl	39	Chief Financial Officer, Senior Vice President of Research & Development, Secretary/Treasurer, Director
Raul G. de Asis	50	Director
Roy P. Adams	23	Vice President of Information Services
Abu A. Thomas	27	Chief Technology Officer
Martina Janeckova	26	Relationship Manager
Jacob Dolman	25	Relationship Manager
Alejandro Reyes	22	Relationship Manager

As provided under the Company's Bylaws, the Company's Directors were elected at the annual meeting of stockholders and shall hold office until his or her successor is elected and qualified. The Board of Directors at its first meeting chose Norbert Mehl as Chairman of the Board, President, and Chief Executive Officer, and Diana Mehl as Chief Financial Officer, Senior Vice President, and Secretary/Treasurer. The officers of the Corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. See Exhibit E-1: "Bylaws." Roy P. Adams,Abu A. Thomas, Martina Janeckova, Jacob Dolman, and Alejandro Reyes were hired and selected for their respective positions by the Company's Chief Executive Officer, pursuant to an "at will" employment arrangement.

Norbert Mehl is the Company's founder, Chairman, President, CEO and Director, and has served in these capacities since the Company's inception in 1984. Mr. Mehl is the Company's chief strategist and spokesperson, and has been regularly interviewed as a banking and money markets expert by leading financial media. Prior to starting the Company, Mr. Mehl was the representative of the World Trade Centers Association in Argentina and a member of its International Research & Development Committee, in which capacity he participated in numerous international trade conferences. Earlier in his professional business career, he was the Managing Partner of an engineering and construction company specializing in government contracts. He holds an M.B.A. degree from the University of Buenos Aires.

Diana Mehl is the Company's Chief Financial Officer, a Senior Vice President of Research & Development, Secretary/Treasurer and Director of the Company and has served in these capacities since 1989. Mrs. Mehl is responsible for the development of the Company's new products and technologies. In addition, she is responsible for monitoring and conducting internal reviews of the Company's mission-critical market data and transactional systems. She is also in charge of managing the Company's proprietary database input system and monitoring the traffic at the Company's websites. Prior to joining the Company, Mrs. Mehl was an Assistant

Treasurer in the Corporate Trust Department of the Bankers Trust Company of New York. She holds an A.B. in Political Science from Barnard College and an M.B.A. degree from the Columbia University Graduate School of Business. Mrs. Mehl is the wife of Norbert Mehl.

Raul G. de Asis is a Director of the Company and has served in this capacity since July 2001. Most recently, Mr. de Asis was the Senior Vice President, General Manager, and Area Head of the North American Region for the Philippine National Bank, since 1997. He previously served as the Chief Financial Officer and Treasurer of Safra National Bank of New York, chairing the $2 billion bank's Asset-Liability Committee. Before this appointment, Mr. de Asis served in various executive roles at Republic National Bank of New York, an international banking institution with assets over $40 billion, functioning as a Bankers' Acceptances trader, a Eurobond trader, and as the assistant vice president of the Treasury Department Money Desk, where he managed the bank's Federal Funds positions. Mr. de Asis holds an M.B.A. degree from the Columbia University Graduate School of Business.

Roy P. Adams is the Vice President of Information Services of the Company and has served in this capacity since June 2000. He is responsible for managing the Company's various information technology projects. Mr. Adams also coordinates the integration of new technologies developed by the Company with its existing systems for use by the Company's customers and staff. Mr. Adams also assists senior management in matters related to corporate development and strategic planning. In 1999, he served as the National Account Executive of the Company's BanxQuote marketplace. Mr. Adams holds a B.A. in Economics from Yale University and is a Yale Club of New York City Scholar.

Abu A. Thomas is the Chief Technology Officer at the Company and has served in this capacity since March 2000. He is responsible for designing, developing, analyzing, and implementing the Company's various websites and technologies and is in charge of data protection, disaster recovery programs, relational database hosting, database security, and database administration. Prior to joining the Company, Mr. Thomas was a Web Developer and a Programmer Analyst at PanAmSat, where his responsibilities included developing software applications and supporting the financial systems database. Mr. Thomas holds a B.S. in Electronics Engineering from the University of Kerala in India and an M.S. in Computer Science from the University of Bridgeport.

Martina Janeckova is a Relationship Manager at the Company and has served in this capacity since November 2001. She serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Ms. Janeckova was an analyst at Pilot Financial where she reviewed financial statements for investment purposes. She holds a Master's degree in Economics from the VSB Technical University in the Czech Republic and a B.S. in Social Science from the State University of New York at Purchase.

Jacob Dolman is a Relationship Manager at the Company and has served in this capacity since December 2001. He serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Mr. Dolman was a Marketing Coordinator at 3M Nederland B.V. where he worked with a sales force to execute new marketing strategies. He holds a Master's degree in International Business from the University of Maastricht in the Netherlands.

Alejandro Reyes is a Relationship Manager at the Company and has served in this capacity since April 2002. He serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Mr. Reyes was a Manager at Simplexity where he supervised the customer service unit. He holds an A.S. degree in Business Administration from the Gibbs School of Business.

Item 9. Remuneration Of Directors And Officers

Summary Compensation Table. The following table sets forth, for the last fiscal year, the aggregate annual compensation paid or accrued for the Company's 3 highest paid persons who are officers or directors, individually and as a group.

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate Remuneration
Norbert Mehl	President & CEO	$402,620
Diana Mehl	CFO, SVP of Research & Development	$86,917
Roy P. Adams	VP of Information Services	$100,087
Executive Officers as a Group (3)	Salary and bonus	$629,585

The Company does not currently have an ongoing remuneration plan, performance formula or contractual payment arrangement to be made in the future with the individuals or group specified in the table above. Performance-based bonuses, incentive compensation arrangements and salary increases or reductions are generally based on the Company's overall revenue growth and profitability.

Item 10. Security Ownership Of Management And Certain Shareholders

The following table sets forth the amount and percent of shares of Common Stock that, as of March 31, 2002, are deemed under the rules of the Securities and Exchange Commission (the "Commission") to be "beneficially owned" by each member of the Board of Directors of the Company, by each executive officer of the Company named in the Summary Compensation Table, by all directors and executive officers of the Company as a group, and by any person or "group" (as that term is used in the Securities Exchange Act of 1934, as amended) known to the Company as of that date to be a "beneficial owner" of more than 5% of the outstanding shares of Common Stock.

Class of Shares	Name of Beneficial Owner	Number of Shares Owned	Percentage of Class
Common	Norbert Mehl	1,500	100%
Common	All current Executive Officers and Directors as a Group	1,500	100%

The shares held by Mr. Mehl constitute all of the authorized shares of Common Stock of the Company.

Item 11. Interest Of Management And Others In Certain Transactions

Not applicable.

Item 12. Securities Being Offered

The Certificates

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all Senior Debt (as defined in the Glossary below) of the Company. Certificates may be purchased in a minimum principal amount of $1,000 or any greater amount. There are no provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets in relation to the issuance of Certificates. The Company may incur additional debt and issue additional securities as desired, although not presently contemplated, but will not withdraw cash deposited against such issuance. The Company reserves the right to withdraw, cancel, or modify the offer of securities at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the maturities and interest rates then being offered on the Certificates or the method of calculating current interest rates. "Business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Book-Entry Debt Securities

The Company will normally issue the Certificates in book-entry form only. This means that actual definitive Certificates or certificates will not be sent to the Certificate-holders. The Company will maintain a record of each Certificate-holder's beneficial ownership interest. The Company is entitled to treat the Certificate-holder shown on its records as the owner of the

Certificate for all purposes. Certificates may be issued in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common, or as tenants by the entireties, and payment of principal and interest on any Certificates so issued will be made to the person or persons entitled to receive such payment as their interests may appear.

How To Purchase Certificates

After a prospective Certificate-holder is furnished with the Offering Statement through his or her preferred means of delivery, the purchase of Certificates may be made by check, by wire transfer, by automated clearing house (ACH) electronic check, or by such other means as the Company shall from time to time determine, together with a signed and completed application.

Investments By Check

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and by sending a check to BanxCorp, 6 Palmer Avenue, Suite 2, Scarsdale, NY 10583. Checks must be payable to "BanxCorp". If the check and application are received by the Company in proper form before 3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated the next business day. If the completed application and check in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the second business day following the day of receipt. Checks are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking system.

Investments By Fedwire Transfer

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and making payment by wiring Federal Funds to the Company. Federal Funds are a commercial bank's deposits in a Federal Reserve Bank and can be transferred on the same day from one bank which is a member of the Federal Reserve System to another bank which also is a member of the System. The instructions for wire transfers to the Company are set forth in the pricing supplement and application. The wire transfer detail must include the applicant's name and address. If both the completed application and the Federal Funds are received by the Company prior to 4:00 p.m. New York City time, the Certificate will be issued on and will be dated that business day and interest will begin to accrue on that day. If the completed application and Federal Funds are received after this time, the issue of the applicant's Certificate may be delayed or cancelled, or the date the applicant's Certificate begins to earn interest may be adjusted. The Company will not be responsible for delays in the funds wiring system.

Investments By ACH Electronic Check

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and by instructing the Company to withdraw a specified amount of funds (minimum $1,000) from the applicant's predesignated bank. The applicant must provide the Company with the bank routing number and the account number of the applicant's checking account. If both the ACH funds transfer and application are received by the Company in proper form before 3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated that business day. If both the completed application and ACH funds transfer in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the next business day following the day of receipt. ACH funds transfers are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking or ACH systems.

Confirmation Of Purchase

Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the Certificate-holder setting forth the terms of purchase. The application will request the prospective Certificate-holder's consent to receive information through the Internet and will advise the Certificate-holder of his or her right to revoke consent at any time and receive information in paper format. If that consent is not given or is later revoked, then information will be delivered to the Certificate-holder in paper format via standard mail. The Offering Statement will be furnished to prospective Certificate-holders at least 48 hours prior to the delivery of the confirmation of purchase. It will be delivered with the confirmation of purchase, unless it has been delivered to that person at an earlier time. Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election.

Interest And Interest Rates

Each Certificate generally will begin to accrue interest from the date it is originally issued and will bear interest at a fixed rate as set forth in the applicable pricing supplement. In the case of a zero-coupon Certificate, the fixed rate will be zero. Interest on the Certificates, other than a zero-coupon Certificate, will be paid on the first day of each month (each an "Interest Payment Date") beginning with the first day of the month following the month in which the Certificate is issued, except that if a Certificate is issued within the 10 days before an Interest Payment Date, the first interest payment will be made on the next succeeding Interest Payment Date.

Interest on the Certificates will be computed on the basis of a 360-day year of twelve 30-day months. If any day on which a payment is due with respect to a Certificate is not a business day, then the Certificate-holder will not be entitled to payment of the amount due until the following business day and no additional interest will be due as a result of such delay.

Investors may choose any of the following methods of interest payment: by check mailed to the address specified in the investor's application; by electronic funds transfer as specified in the investor's application; or by automatically adding interest payments to the principal amount of the Certificate which will then earn interest at the same rate as the rest of the Certificate. Certificate-holders may notify the Company at any time if they want to change their method of interest payment. Each change notification must comply with procedures established by the Company.

The interest rates of the Certificates will generally be at least 200 basis points higher than the average rate of certificates of deposit of comparable maturities available at the three largest banks by total asset size in New York. The Certificates are not FDIC-insured. See "Risk Factors." Interest rates on the Certificates may differ depending upon, among other things, their maturity and the interest rates in effect at the time an investor elects to purchase a Certificate. Current information on interest rates and maturities is available on the Company's website at www.banxcorp.com/investments/ or by calling toll-free 800-765-3000.

In addition to the interest rates payable as described above, the Company may pay additional interest, premiums or other benefits ("Additional Interest") on the Certificates, in the amounts, in the form, on the terms and at the times as it may determine from time to time. The Company may modify or discontinue Additional Interest payments at any time. For example, the Company may limit Additional Interest payments to Certificates of selected maturities or selected principal amounts, to only new investors, or to only current investors who are increasing or renewing their investments in the Certificates. The Company may limit Additional Interest to only current or new investors residing in one or more states or localities where the Company is authorized to sell the Certificates. Also, the Company may limit Additional Interest to Certificates at or above a specified principal amount.

Payment or Rollover At Maturity

Applications to purchase Certificates will ask each applicant to specify whether, when the Certificate matures, the applicant wishes the Company to pay the principal amount of the Certificate together with accrued interest, or reinvest the principal amount of the Certificate in a new Certificate (the "Rollover Option"). Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election. If the Certificate-holder chooses the Rollover Option, the new Certificate received will mature in the same number of years as the original Certificate, if Certificates of that term are offered by the Company at the time the Rollover Option is exercised. If Certificates with that term are not offered by the Company at the time of rollover, the Certificate-holder will receive a Certificate with a shorter term. If more than one shorter-term Certificate is then offered, the Certificate-holder will receive the shorter-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. If neither a Certificate of the same term as the Certificate-holder's original Certificate or a Certificate with a shorter term is then offered by the Company, the Certificate-holder will receive a Certificate with a longer term. If more than one longer-term Certificate is then offered, the Certificate-holder will receive the longer-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. In each case, the interest rate for the new Certificate will be the rate offered by the Company for such Certificates at the time the rollover occurs. Every Certificate rollover will be considered a new Certificate issuance and will count toward the $5,000,000 limit exempted under Regulation A.

If the Certificate-holder has chosen to receive monthly payments of interest on the Certificate, the Certificate-holder will receive an interest payment for the final interest period and the principal amount of the new Certificate will be the principal amount of the Certificate-holder's original Certificate. If the Certificate-holder has chosen to have interest payments on the original Certificate added to the principal amount, the principal amount of the new Certificate will be the total principal amount and reinvested interest of the Certificate-holder's original Certificate.

The Certificate-holder may, within 7 days of the maturity of the original Certificate, cancel the purchase of the new Certificate acquired under the Rollover Option and elect to receive repayment of the principal amount of the original Certificate as of the maturity of the Certificate-holder's original Certificate. If Certificates are not offered by the Company at the time the Rollover Option is to be exercised, the Certificate-holder will receive repayment of the principal amount of the original Certificate with accrued interest. If the Certificate-holder does not advise the Company of his or her preference prior to maturity of the Certificate, the principal amount of the Certificate and any accrued interest will be paid to the Certificate-holder by check or electronic funds transfer as described under "Interest and Interest Rates" above.

No Prepayment Or Redemption

The Certificates will not be subject to prepayment at the option of the Certificate-holder and will not be redeemable at the option of the Company before maturity.

Repayment Upon Death

If the applicable pricing supplement so states, the Company will, if requested, repay a Certificate prior to its maturity date upon the death of the beneficial owner of such Certificate as described below (the Survivor's Option). If the Survivor's Option is exercised, the Company will repay in whole or in part, as applicable, any Certificate properly tendered for repayment by or on behalf of the person (the Representative) that has authority to act on behalf of the deceased owner of the beneficial interest in the Certificate under the laws of the appropriate jurisdiction (including the personal representative, executor, surviving joint tenant or surviving tenant by the entireties of such deceased beneficial owner) at a price equal to 100% of the principal amount of the Certificate plus accrued interest to the date of repayment. Once made, a request to the Company to repurchase any Certificate (or portion thereof) pursuant to exercise of the Survivor's Option will be irrevocable. Any Certificate accepted for repayment pursuant to exercise of the Survivor's Option will be repaid as soon as practicable following receipt in proper form of a request and other materials described below.

In order for a Survivor's Option to be validly exercised with respect to any Certificate, the Company must receive from the Representative of the deceased owner:

- a written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company having an office or correspondent in the United States,

- appropriate evidence satisfactory to the Company that (a) the Representative has authority to act on behalf of the deceased beneficial owner, (b) the death of such beneficial owner has occurred and (c) the deceased was the owner of a beneficial interest in such Certificate at the time of death, and

- if applicable, a properly executed assignment or endorsement.

All questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. To initiate repurchase under the Survivor's Option the Representative should contact the Company by e-mail at investments@banx.com or by telephone at 800-765-3000. The death of a person owning a beneficial interest in a Certificate in joint tenancy or tenancy by the entirety will entitle the Representative of that person to redeem the Certificate under the Survivor's Option. The death of a person owning a beneficial interest in a Certificate by tenancy in common will entitle the Representative of that person to redeem under the Survivor's Option only that portion of the Certificate equal to the deceased holder's interest in the Certificate so held by tenancy in common. If, as a result of the redemption of a portion of a Certificate held by tenancy in common pursuant to this provision, the remaining principal amount of a Certificate is less than the $1,000 minimum principal amount, the Rollover Option may not be elected for that Certificate. If it is established that a deceased person was entitled to substantially all of the beneficial interest of ownership of a Certificate during that person's lifetime, the person will be deemed to have been the holder of the Certificate for purposes of this provision, regardless of the registered holder. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interest in the Certificate during his or her lifetime.

Subordination

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount required to be sold, and will be subordinate to all Senior Debt of the Company. As of the date of this Offering Statement, the Company has obtained a working capital term loan of $50,000 from The Bank of New York, a working capital term loan of $50,000 from JP Morgan Chase and lines of credit in the aggregate amount of $155,000 from JP Morgan Chase, The Bank of New York, Citibank and Textron Financial ("bank loans"). The bank loans constitute Senior Debt of the Company, and in the event of the Company's liquidation or dissolution, such indebtedness will be repaid prior to the repayment of principal and payment of interest on the Certificates. As of March 31, 2002, the Company had Senior Debt outstanding in the amount of $123.242. There is no limitation on the amount of Senior Debt the Company may incur. Any indebtedness of the Company, other than the Senior Debt, will have rights upon liquidation or dissolution of the Company, which ranks pari passu (that is, equally) in right of payment to the Certificates offered hereby. The Certificates will have no sinking fund and are not subject to any trust indenture.

Certain Federal Income Tax Considerations

The discussion set forth below is a summary of certain of the U.S. federal income tax considerations that may be relevant to a prospective U.S. Holder (as defined below) who acquires Certificates on original issuance and who holds the Certificates as capital assets. This discussion is for general information only and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a U.S. Holder, whose tax treatment may vary depending on such holder's particular situation. As used herein, the term "U.S. Holder" means a beneficial owner of a Certificate who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) a trust or estate the income of which is subject to U.S. federal income taxation regardless of its source.

A U.S. Holder of a Certificate will be required to report as income for U.S. federal income tax purposes interest earned on a Certificate in accordance with the U.S. Holder's method of tax accounting. Upon the sale, exchange or redemption of a Certificate, the U.S. Holder of such Certificate generally will recognize taxable gain or loss equal to the difference between (i) the amount realized (other than the portion of such amount, if any, attributable to accrued and unpaid interest not previously included in income, which amount will be treated as interest received), and (ii) the U.S. Holder's adjusted tax basis in the Certificate. Provided that the Certificate has been held for more than one year, any gain or loss recognized by the U.S. Holder generally will be a long-term capital gain or loss and, in the case of certain non-corporate U.S. Holders (including individuals), will generally be subject to U.S. federal income tax at preferential rates.

A U.S. Holder of Certificates may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to payments received with respect to the Certificates if the required information is not provided. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain holders, including, among others, corporations, are not subject to backup withholding.

Each U.S. Holder should consult his or her own tax advisor with respect to the tax consequences of holding and disposing of Certificates.

GLOSSARY

Book-entry: A method of recording and transferring ownership of securities electronically, eliminating the need for physical certificates.

Certificate of deposit: Short- or medium-term, interest-bearing debt instrument offered by banks and savings and loans that are generally insured by the FDIC.

Equal Credit Opportunity Act: United States law that ensures all consumers are given an equal chance to obtain credit.

Escrow account: Account established with a non-related third party for the custody or deposit of funds to be delivered upon fulfillment of certain terms and conditions, as provided under a written agreement.

Fair Credit Reporting Act: United States law designed to promote accuracy and to ensure the privacy of information used in consumer credit reports.

Fixed-rate investment: Short- or medium term debt instrument yielding a fixed interest rate over the course of its term; does not imply FDIC or any other insurance.

Non-convertible debt: General debt obligation of a corporation which cannot be exchanged for common shares of the issuing corporation.

Rollover option: Option allowing the certificate-holder to renew the term of the certificate upon maturity at the then-prevailing interest rate for that maturity.

Securitization: Process whereby assets, such as installment loans, mortgages or credit card receivables, are pooled and pass-through security interests in the pool are sold, typically to institutional investors.

Senior debt: Debt that, in the event of bankruptcy, must be repaid before subordinated debtholders receive any payment.

Sinking fund: Fund into which a company methodically sets aside funds over time in order to retire its debt in the future.

Subordinated debt: Debt over which senior debt takes priority. In the event of bankruptcy, subordinated debtholders receive payment only after senior debt claims are paid in full.

Trust indenture: A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders.

Truth-in-Lending Act: United States law that requires lenders to disclose the terms and costs of all loan plans, including the annual percentage rate, points and fees; the total of the principal amount being financed; payment due date and terms, including any balloon payment where applicable and late payment fees; features of variable-rate loans, including the highest rate the lender would charge, how it is calculated and the resulting monthly payment; total finance charges; whether the loan is assumable; application fee; annual or one-time service fees; pre-payment penalties; and, where applicable, confirm for you the address of the property securing the loan.

Unsecured debt: Debt that does not identify specific assets that can be taken over by the debtholder in case of default.

Usury: Act of charging an illegally high rate of interest on a loan.

Zero-coupon certificate: Certificates that do not pay interest during their stated term but, instead, are issued at a deep discount from their face value, which is the amount a certificate will be worth when it matures. At maturity the zero-coupon certificate-holder will receive a lump sum payment equal to the initial investment plus an implied interest rate that has accrued.

PART F/S -- FINANCIAL STATEMENTS

The Company's unaudited financial statements for the three months ending March 31, 2002 and audited financial statements for the three years ending December 31, 2001 are included in this Offering Statement as pages F-1 to F-14 and F-15 to F-28, respectively.

BANXCORP

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
BanxCorp
Scarsdale, New York

We have compiled the accompanying balance sheet of BanxCorp as of March 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
April 4, 2002

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

BANXCORP

BALANCE SHEET

MARCH 31, 2002

ASSETS

Currents assets:		
Cash and cash equivalents		$ 7,174
Accounts receivable		117,291
Total current assets		124,465
Property and equipment:		
Computer equipment	$ 46,510	
Office furniture and equipment	10,914	
	57,424	
Less: accumulated depreciation	56,799	
Net property and equipment		625
Other assets:		
Computer software development costs, net of accumulated amortization of $874,327	752,665	
Security deposits	8,300	
Total other assets		760,965
Total assets		$ 886,055

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Lines of credit		$ 35,000
Notes payable - current portion		18,834
Accounts payable and accrued expenses		2,624
Payroll taxes payable		21,150
Deferred income taxes payable		8,700
Deferred revenue		107,896
Total current liabilities		194,204
Long-term liability:		
Notes payable - long-term portion		69,408
Total liabilities		263,612
Stockholder's equity:		
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding	$ 78,287	
Additional paid in capital	617,213	
Retained deficit	(73,057)	
Total stockholder's equity		622,443
Total liabilities and stockholder's equity		$ 886,055

See accountants' report and notes to financial statements.

BANXCORP

STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002

Revenue		$ 205,151
Operating expenses:		
Compensation and employee benefits	$ 57,226	
Amortization of software development costs	102,265	
Communications and occupancy	14,746	
Computer expenses	4,414	
Other operating expenses	27,359	
Total operating expenses		206,010
Loss from operations		(859)
Other income (expenses):		
Interest income	20	
Interest expense	(1,499)	
Total other income (expense)		(1,479)
Loss before income taxes		(2,338)
Income taxes (benefit):		
Deferred	(4,925)	
Current	325	
Total income taxes (benefit)		(4,600)
Net income		$ 2,262

See accountants' report and notes to financial statements.

BANXCORP

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THREE MONTHS ENDED MARCH 31, 2002

	Common stock		Additional	Retained earnings	Total stockholder's
	Shares	Amount	paid-in capital	(deficit)	equity
Balances, January 1, 2002	100	$ 78,287	$ 617,213	$ (75,319)	$ 620,181
Net income	-	-	-	2,262	2,262
Balances, March 31, 2002	100	$ 78,287	$ 617,213	$ (73,057)	$ 622,443

See accountants' report and notes to financial statements.

BANXCORP

STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2002

Cash flows from operating activities:		
Net income		$ 2,262
Adjustment to reconcile net income to net cash provided by operating activities		
Amortization		102,265
(Increase) decrease in operating assets:		
Accounts receivable		25,619
Security deposits		6,720
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(13,629)
Deferred revenue		(11,964)
Payroll taxes payable		(18,132)
Deferred income taxes payable		(4,925)
Net cash provided by operating activities		88,216
Cash flows from investing activities:		
Acquisition of property and equipment	($ 625)	
Capitalized computer software development costs	(118,358)	
Net cash used in investing activities		(118,983)
Cash flow from financing activities:		
Principal payments on notes payable	(4,230)	
Principal payments on lines of credit	(17,090)	
Net cash used in financing activities		(21,320)
Net decrease in cash and cash equivalents		(52,087)
Cash and cash equivalents, beginning of period		59,261
Cash and cash equivalents, end of period		$ 7,174

Supplemental disclosure of cash flow information:	
Interest paid	$ 1,499
Income taxes paid	325

See accountants' report and notes to financial statements.

BANXCORP

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002

(1) Description of business:

BanxCorp (the "Company") was incorporated in the State of New York and began business in August 1984. In October 1990, The Company was redomesticated in Delaware. The Company's BanxQuote service is used as a source for daily and real time quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. The Company's BanxQuote service is available on its own internet website, as well as through a syndicate of co-branded websites in partnership with various media and financial organizations. The Company also licenses its data and proprietary financial applications to third parties.

(2) Summary of significant accounting policies:

(A) Method of accounting:

The Corporation prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and when the amount and timing of the revenue can be reasonably estimated. Expenses are recognized when they occur.

(B) Accounts receivable:

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At March 31, 2002, no allowance for uncollectible accounts was considered necessary.

(C) Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are charged to operations in the period incurred.

For federal tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

(D) Revenue recognition:

The Company derives all of its revenue from its BanxQuote services, representing the Company's sole reportable business segment. These services are invoiced on a quarterly basis prior to the beginning of the quarter and recorded as deferred revenue. The deferred revenue is amortized on a straight-line basis and recognized as income monthly after services have been rendered. In accordance with revenue recognition pronouncements, specifically Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") issued in December 1999, and in accordance with the Company's historical accounting policies and reporting practices, the Company records all related obligations associated with the related net revenue at its point of recognition.

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(2) Summary of significant accounting policies - cont'd:

(E) Income taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences relate primarily to the future effects of net operating loss carryforwards and deferred revenue.

(F) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(G) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(3) Computer software costs:

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on cost recognition principles. Certain costs are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, are expensed as incurred. Costs included as a long-lived once the capitalization period has begun are the following: external direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employee who are directly associated with and devote time to the internal use software project, and interest costs capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(3) Computer software costs – cont'd:

Capitalized costs and accumulated amortization as of March 31, 2002 are as follows:

	2002
Computer software development costs	$ 1,626,992
Less: accumulated amortization	874,327
	$ 752,665

Amortization expense charged to operations for the three months ended March 31, 2002 was $102,265.

(4) Lines of credit:

The following schedule represents the outstanding balances and terms on the lines of credit, as they existed at March 31, 2002:

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.5%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on May 30, 2002, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	$ -0-
The Company has a line of credit agreement with another financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on October 9, 2002, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	-0-

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(4) Lines of credit – cont'd:

The Company has a line of credit agreement with another finance company that provides for maximum borrowings up to $30,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are unsecured. The line of credit expires in May 2002, at which point the finance company will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	-0-
The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.0%. Borrowings on this facility are secured by the Company's assets and personal guarantee from the shareholder. The line of credit expires on February 3, 2003, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	35,000
Total outstanding balances on lines of credit	$ 35,000

(5) Notes payable:

The following schedule represents the outstanding balances and terms on the notes payable, as they existed at March 31, 2002:

Note payable to a financial institution due June 19, 2004, in monthly installments of $1,566 for thirty six months including interest at 7.950% per annum, secured by the Company's assets and personal guarantee from the shareholder.	$ 38,242

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(5) Notes payable – cont'd:

Note payable to another financial institution due December 21, 2007, in monthly installments of interest only at 2.75% per annum for the first twelve months, then fixed principal payments of $833 per month plus interest at prime for sixty months, secured by the Company's assets and personal guarantee from the shareholder.	50,000
Total debt	88,242
Less: current portion	18,834
Long-term portion	$ 69,408

The amount of notes payable in each of the following five years is:

Year	Amount
2003	$ 18,834
2004	27,684
2005	21,724
2006	10,000
2007 and thereafter	10,000
Total	$ 88,242

(6) Income Taxes:

The Company has not provided a provision for Federal or New York State income taxes because it experienced a net operating tax loss in the current period. The Company has total net operating loss carryforwards of approximately $77,500, which will expire through 2022. The Company's current tax provision of $325 for the three months ended March 31, 2002, represents the New York State Franchise minimum tax.

The Company has a net deferred tax liability of $ 8,700 as of March 31, 2002. The net liability is comprised of a deferred tax asset of $12,500, relating to the net operating loss carryforwards and a deferred tax liability of $21,200, which is generated from deferred revenue.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002

(7) Risks – cont'd:

(A) Industry risk:

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key management personnel, successful development and marketing of its products and services, and the continued acceptance of the Internet as a medium for electronic commerce. Further, during the period required to develop viable services and sources of revenue, the company may require additional funds that may not be readily available.

(B) Concentration of credit risk:

The Company performs services to, and extends credit to, customers in the United States. Although the Company is directly affected by the well being of these entities, management does not believe a significant credit risk exists.

(8) Commitments and contingencies:

The Company leases office space and computer equipment under long term operating lease agreements that expire through November 2004.

The Company leases its office space in Scarsdale, New York under a lease that expires in November 2004. The lease is for three years and requires 36 monthly payments of $1,823.

The Company has various equipment leases for computers with a financing company. The leases are for three years and expire at various times through January 2004.

The following is a schedule of future minimum rental payments required under operating leases as of March 31, 2002.

Years ending March 31,	
2003	$ 43,099
2004	24,610
2005	12,761
	$ 80,470

Rental expense charged to operations for the three months ended March 31, 2002, was approximately $13,500.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

THREE MONTHS ENDED MARCH 31, 2002

(9) Simple IRA plan:

The Company sponsors an employee pension plan covering substantially all of its employees. The plan permits the employer to match employee contributions up to 3% of their salary. Contributions of $4,058 were made for the three months ended 2002.

BANXCORP

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BanxCorp
Scarsdale, New York

We have audited the balance sheet of BanxCorp as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BanxCorp as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BanxCorp December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 1, 2002

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MARTIN ZUKOFF, P.A.
CERTIFIED PUBLIC ACCOUNTANT
2523 Bona Road
Wilmington, DE 19810

(302) 478-4734 Fax (302) 478-5807

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of BanxCorp:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of BanxCorp at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Martin Zukoff, P.A.

Wilmington, Delaware
July 31, 2001

BANXCORP

BALANCE SHEETS

DECEMBER 31, 2001, 2000, AND 1999

ASSETS	2001	2000	1999
Currents assets:			
Cash and cash equivalents	$ 59,261	$ 112,100	$ 22,589
Accounts receivable	142,910	240,139	198,491
Prepaid expenses	-	6,000	34,999
Total current assets	202,171	358,239	256,079
Property and equipment:			
Computer equipment	46,510	46,510	46,510
Office furniture and equipment	10,289	10,289	6,700
	56,799	56,799	53,210
Less: accumulated depreciation	56,799	56,799	53,210
Net property and equipment	-	-	-
Other assets:			
Computer software development costs, net of accumulated amortization of $772,062, $387,945, and $142,238, respectively	736,572	593,246	336,848
Security deposits	15,020	15,837	15,725
Total other assets	751,592	609,083	352,573
Total assets	$ 953,763	$ 967,322	$ 608,652

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000	1999
Current liabilities:			
Lines of credit	$ 52,090	$ -	$ -
Notes payable - current portion	16,014	-	-
Accounts payable and accrued expenses	16,253	2,900	12,292
Payroll taxes payable	39,282	28,229	26,442
Deferred income taxes payable	13,625	-	-
Deferred revenue	119,860	240,693	234,493
Total current liabilities	257,124	271,822	273,227
Long-term liability:			
Notes payable – long-term portion	76,458	-	-
Total liabilities	333,582	271,822	273,227
Stockholder's equity:			
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding	78,287	78,287	78,287
Additional paid in capital	617,213	-	-
Retained earnings (deficit)	(75,319)	617,213	257,138
Total stockholder's equity	620,181	695,500	335,425
Total liabilities and stockholder's equity	$ 953,763	$ 967,322	$ 608,652

See independent auditors' report and notes to financial statements.

BANXCORP

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Revenue	$ 1,025,937	$ 1,422,372	$ 1,090,403
Operating expenses:			
Compensation and employee benefits	423,204	500,099	361,865
Amortization of software development costs	384,117	244,307	111,959
Communications and occupancy	131,395	134,254	94,464
Computer expenses	44,529	45,313	33,748
Other operating expenses	90,532	111,085	116,486
Total operating expenses	1,073,777	1,035,058	718,522
Income (loss) from operations	(47,840)	387,314	371,881
Other income (expenses):			
Interest income	1,168	2,541	251
Interest expense	(3,095)	-	-
Total other income (expense)	(1,927)	2,541	251
Income (loss) before income taxes	(49,767)	389,855	372,132
Income taxes:			
Deferred	13,625	-	-
Current	11,927	14,840	50,808
Total income taxes	25,552	14,840	50,808
Net income (loss)	($ 75,319)	$ 375,015	$ 321,324

See independent auditors' report and notes to financial statements.

BANXCORP

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Total stockholder's equity
	Shares	Amount			
Balances, January 1, 1999	100	$ 78,287	$ -	$ 87,851	$ 166,138
Net income	-	-	-	321,324	321,324
Stockholders distributions	-	-	-	(151,977)	(151,977)
Balances, December 31, 1999	100	78,287	-	257,198	335,485
Net income	-	-	-	375,015	375,015
Stockholders distributions	-	-	-	(15,000)	(15,000)
Balances, December 31, 2000	100	78,287	-	617,213	695,500
Transfer of balance of undistributed earnings to additional paid-in capital upon termination of Subchapter S election	-	-	617,213	(617,213)	-
Net loss	-	-	-	(75,319)	(75,319)
Balances, December 31, 2001	100	$ 78,287	$ 617,213	$ (75,319)	$ 620,181

See independent auditors' report and notes to financial statements

BANXCORP

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	($ 75,319)	$ 375,015	$ 321,324
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Amortization	384,117	244,307	111,959
Depreciation	-	4,989	2,285
(Increase) decrease in operating assets:			
Accounts receivable	97,229	(41,648)	(80,529)
Prepaid expenses	6,000	29,000	(35,000)
Security deposits	817	(112)	(15,140)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	13,353	(9,332)	(14,667)
Deferred revenue	(120,833)	6,200	201,493
Payroll taxes payable	11,053	1,786	15,555
Deferred income taxes payable	13,625	-	-
Net cash provided by operating activities	330,042	610,205	507,280
Cash flows from investing activities:			
Acquisition of property and equipment	-	(3,589)	(1,037)
Capitalized computer software development costs	(527,443)	(502,105)	(289,631)
Net cash used in investing activities	(527,443)	(505,694)	(290,668)
Cash flow from financing activities:			
Distributions to stockholder	-	(15,000)	(151,977)
Proceeds from notes payable	100,000	-	-
Principal payments on notes payable	(7,528)	-	-
Proceeds from lines of credit	303,324	-	-
Principal payments on lines of credit	(251,234)	-	(50,000)
Net cash provided by (used in) financing activities	144,562	(15,000)	(201,977)
Net increase in cash and cash equivalents	(52,839)	89,511	14,635
Cash and cash equivalents, beginning of year	112,100	22,589	7,954
Cash and cash equivalents, end of year	$ 59,261	$ 112,100	$ 22,589

Supplemental disclosure of cash flow information:

Interest paid	$ 3,095
Income taxes paid	11,927

Schedule of Non-cash Investing and Financing Transactions:
Effective January 1, 2001, the Company transferred its undistributed earnings to additional paid-in capital due to the revocation of its Subchapter S election. See Note 2(D) to the financial statements for more information.

See independent auditors' report and notes to financial statements.

BANXCORP

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(1) Description of business:

BanxCorp (the "Company") was incorporated in the State of New York and began business in August 1984. In October 1990, The Company was redomesticated in Delaware. The Company's BanxQuote service is used as a source for daily and real time quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. The Company's BanxQuote service is available on its own internet website, as well as through a syndicate of co-branded websites in partnership with various media and financial organizations. The Company also licenses its data and proprietary financial applications to third parties.

(2) Summary of significant accounting policies:

(A) Method of accounting:

The Corporation prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and when the amount and timing of the revenue can be reasonably estimated. Expenses are recognized when they occur.

(B) Accounts receivable:

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2001, no allowance for uncollectible accounts was considered necessary.

(C) Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are charged to operations in the period incurred.

For federal tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

(D) Revenue recognition:

The Company derives all of its revenue from its BanxQuote services, representing the Company's sole reportable business segment. These services are invoiced on a quarterly basis prior to the beginning of the quarter and recorded as deferred revenue. The deferred revenue is amortized on a straight-line basis and recognized as income monthly after services have been rendered. In accordance with newly developed revenue recognition pronouncements, specifically Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") issued in December 1999, and in accordance with the Company's historical accounting policies and reporting practices, the Company records all related obligations associated with the related net revenue at its point of recognition. The Company adopted SAB 101 during the current year ended December 31, 2001; such adoption did not materially impact the financial position or results of operations.

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(2) Summary of significant accounting policies - cont'd:

(E) Income taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences relate primarily to the future benefits of net operating loss carryforwards and deferred revenue.

Effective January 1, 2001, the Company revoked its Subchapter S election and converted to a Subchapter C corporation. In accordance with SAB Topic 4.B, the Company transferred its undistributed earnings to additional paid-in capital as of January 1, 2001, the date its Subchapter S election terminated. No retroactive adjustments to deferred taxes were required due to the change in tax status. Prior to the revocation of the Subchapter S election the Company stockholder reported the net taxable income or loss of the Company in their personal tax return. Therefore, no provisions for Federal Corporation or New York State Franchise taxes, except for the New York State Franchise tax on S corporations and city general corporation tax, when applicable.

(F) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(G) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(3) Computer software costs:

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on cost recognition principles.

BANXCORP

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(3) Computer software costs – cont'd:

Certain costs are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, are expensed as incurred. Costs included as a long-lived once the capitalization period has begun are the following: external direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employee who are directly associated with and devote time to the internal use software project, and interest costs capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost.

Capitalized costs and accumulated amortization as of December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Computer software development costs	$ 1,508,634	$ 981,191	$ 479,086
Less: accumulated amortization	772,062	387,945	142,238
	$ 736,572	$ 593,246	$ 336,848

Amortization expense charged to operations for the years ended December 31, 2001, 2000, and 1999 were $384,117, $244,307, and $111,959, respectively.

(4) Lines of credit:

The following schedule represents the outstanding balances and terms on the lines of credit, as they existed at December 31, 2001:

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.5%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on May 30, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	$ 23,500
The Company has a line of credit agreement with another financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on October 9, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	28,590

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(4) Lines of credit – cont'd:

The Company has a line of credit agreement with another finance company that provides for maximum borrowings up to $30,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are unsecured. The line of credit expires in May 2002, at which point the finance company will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	-0-
Total outstanding balances on lines of credit	$ 52,090

(5) Notes payable:

The following schedule represents the outstanding balances and terms on the notes payable, as they existed at December 31, 2001:

Note payable to a financial institution due June 19, 2004, in monthly installments of $1,566 for thirty six months including interest at 7.950% per annum, secured by the Company's assets and personal guarantee from the shareholder.	$ 42,472
Note payable to another financial institution due December 21, 2007, in monthly installments of interest only at 2.75% per annum for the first twelve months, then fixed principal payments of $833 per month plus interest at prime for sixty months, secured by the Company's assets and personal guarantee from the shareholder.	50,000
Total debt	92,472
Less: current portion	16,014
Long-term portion	$ 76,458

The amount of notes payable in each of the following five years is:

Year	**Amount**
2002	$ 16,014
2003	27,335
2004	19,123
2005	10,000
2006 and thereafter	20,000
Total	$ 92,472

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(6) Income Taxes:

The Company has not provided a provision for Federal or New York State income taxes because it experienced a net operating tax loss in the current period. This tax net operating loss carryforward of approximately $75,000 will expire in 2021. The Company is liable for New York City ("City") alternative minimum tax. The Company's current tax provision is $11,927 for the year ended December 31, 2001. The Company relocated out of the City in the third quarter of 2001 and will not be liable for City taxes in the future.

The Company's has a net deferred tax liability of $ 13,625 as of December 31, 2001. The net liability is comprised of deferred tax assets of $12,000 relating to the net operating loss carryforward and a deferred tax liability of $25,625 generated from deferred revenue.

(7) Risks:

(A) Industry risk:

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key management personnel, successful development and marketing of its products and services, and the continued acceptance of the Internet as a medium for electronic commerce. Further, during the period required to develop viable services and sources of revenue, the company may require additional funds that may not be readily available.

(B) Concentration of credit risk:

The Company performs services to, and extends credit to, customers in the United States. Although the Company is directly affected by the well being of these entities, management does not believe a significant credit risk exists.

(8) Commitments and contingencies:

The Company leases office space and computer equipment under long term operating lease agreements that expire through November 2004.

The Company leases its office space in Scarsdale, New York under a lease that expires in November 2004. The lease is for three years and requires 36 monthly payments of $1,823.

The Company also still has one payment of $6,250 remaining on its former office location in New York City, New York. The lease expires January 2002 and the office was closed in October 2001. The final rent payment was applied against its security deposit in January 2002 and the balance of security deposit was refunded.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(8) Commitments and contingencies – cont'd:

The Company has various equipment leases for computers with a financing company. The leases are for three years and expire at various times through January 2004.

The following is a schedule of future minimum rental payments required under operating leases as of December 31, 2001.

Years ending December 31,	
2002	$ 55,066
2003	27,710
2004	18,441
	$ 101,217

Rental expense charged to operations for the year ended December 31, 2001, was approximately $89,000.

(9) Simple IRA plan:

The Company sponsors an employee pension plan covering substantially all of its employees. The plan permits the employer to match employee contributions up to 3% of their salary. Contributions of $15,708 were made in 2001.

(10) Relocation:

During the fiscal year, the operation of BanxCorp relocated to Scarsdale, New York from New York City. The New York City office effectively closed operations on October 1, 2001. The cost of the relocation was approximately $10,000.

(11) Prior auditor:

The financial statements of the Company as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 was in compliance with applicable licensing requirements of the State of Delaware, where the Company is incorporated, but not with the State of New York's licensing requirements were the Company is currently located.

(12) Financial statement presentation:

Certain amounts in the 2000 and 1999 financial statements have been reclassified to the 2001 presentation.

PART III

EXHIBITS

Index to Exhibits

INDEPENDENT ACCOUNTANT'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated April 4, 2002 on the financial statements of BanxCorp for the three months ended March 31, 2001 contained in such Offering Statement.

Weintraub & Associates, LLP

WEINTRAUB & ASSOCIATES, LLP
White Plains, New York
April 4, 2002

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

April 8, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **BanxCorp**

Ladies and Gentlemen:

I have acted as counsel to BanxCorp., a Delaware corporation (the "Issuer"), in connection with the offering of $5,000,000 of Investment Certificates pursuant to an Offering Statement filed on November 2, 2001 with the Securities and Exchange Commission under Regulation A, as amended by a filing dated February 8, 2002, and as further amended by a filing dated April 8, 2002.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,



Frank B. Baldwin

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

April 8, 2002

BanxCorp
6 Palmer Avenue, Suite 2
Scarsdale, NY 10583

Ladies and Gentlemen:

In connection with your offering of $5,000,000 of Investment Certificates pursuant to a Offering Statement filed under Regulation A, as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, you have requested my legal advice as to whether BanxCorp is subject to regulation under the New York State Banking Law or under any Federal banking law which would regulate its activities in (a) accepting investments in its Investment Certificates or (b) making commercial loans.

In my opinion, BanxCorp is not regulated as a bank in New York or under any Federal statute. While the Company does intend to make commercial loans, it does not perform any of the other functions characteristic of banks, such as accepting deposits or making available checking or savings accounts. Its Investment Certificates are not certificates of deposit; they are simply subordinated corporate notes which are offered pursuant to Regulation A. The Company itself is not organized as a bank, but instead is a Delaware business corporation, duly qualified as a foreign corporation under the New York General Corporation Law, which is in full force and effect. The Company is not required to obtain any license or other authorization to do business in New York, other than its qualification as a foreign corporation. This position was recently reviewed and confirmed by the Banking Department of the State of New York.

The Company has historically engaged in business activities which do not involve banking operations. The Company's BanxQuote service provides daily market quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. It is available through a proprietary website and through a syndicate of co-branded websites in partnership with various media and financial organizations, including The Wall Street Journal, The New York Times Digital, UBS PaineWebber, New York Daily News, and New Jersey Online. The Wall Street Journal has published the Company's data in print weekly since 1985. The Company also licenses its data and proprietary financial applications to third parties.

In addition, I have not noted any Federal statute or regulation which regulates the Company's activities (other than the Securities Act of 1933, as amended), and have specifically not found any regulation of the Company's business of selling Investment Certificates or making commercial loans. This is not surprising, because a number of the Company's competitors, such as American Business Financial Services, a much larger company which engages continuously in the sale of investment certificates to the public and the making of various types of secured loans, engage in a similar business without regulation as a bank.

Very truly yours,



Frank B. Baldwin

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated February 1, 2002 on the financial statements of BanxCorp for the year ended 2001 contained in such Offering Statement.

Weintraub & Associates, LLP
WEINTRAUB & ASSOCIATES, LLP
White Plains, New York
February 7, 2002

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

April 8, 2002

BanxCorp
6 Palmer Avenue, Suite 2
Scarsdale, NY 10583

Ladies and Gentlemen:

In connection with your offering of $5,000,000 of Investment Certificates pursuant to an Offering Statement filed under Regulation A, as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, you have requested my legal advice as to whether BanxCorp, a Delaware corporation with its principal office in the State of New York (the "Company"), is able to issue the Certificates in book-entry form, rather than provide investors with physical delivery of certificates, and whether the rights of holders of the certificates are legally enforceable in the absence of a physical certificate.

In my opinion:

1. Issuance of Investment Certificates in book entry form fully complies with the laws of the State of New York relating to investment securities. New York has adopted Article 8 of the Uniform Commercial Code, and its law includes this definition of a security:

> "Security", except as otherwise provided in Section 8--103, means an obligation of an issuer or a share, participation, or other interest in an issuer or in property or an enterprise of an issuer: (i) which is represented by a security certificate in bearer or registered form, *or the transfer of which may be registered upon books maintained for that purpose by or on behalf of the issuer*;

New York Uniform Commercial Code § 8-102(a)(15) *(emphasis added).* The law goes on to describe the method of delivery of an uncertificated security:

> (b) Delivery of an uncertificated security to a purchaser occurs when: (1) the issuer registers the purchaser as the registered owner, upon original issue or registration of transfer; . . .

New York Uniform Commercial Code § 8-301(b). The plan of distribution of the Corporation meets the foregoing requirements of New York Law.

2. The registered owner of an Investment Certificate has a valid and legally enforceable right to payment of principal and interest thereunder. When an investor wishes to make an investment, he or she submits an application, which is a subscription agreement, setting forth the dollar amount being invested. Prior to submitting that application, the investor will have received both a current Offering Statement and a pricing supplement, setting forth current interest rates. The application incorporates the provisions of the Offering Statement and the pricing supplement, which fully define the rights of the holder. In addition, the Company sends a Confirmation of Purchase, which states the amount purchased, the due date, and the interest rate being paid. These documents together constitute a legally enforceable obligation of the Company

Very truly yours,



Frank B. Baldwin

COPY

THE BANK OF NEW YORK

BUSINESS CREDITLINK®
AGREEMENT

NAME OF BORROWER	LOAN ACCOUNT NUMBER	MAXIMUM AMOUNT	DATE
BanxCorp.	6703220698	50,000.00	02/04/02

USE OF WORDS

The word "Agreement" means this Business CreditLink Agreement, as the same, may be amended, modified or supplemented from time to time. The word "Borrower" means the borrower executing this Agreement. The word "Bank" means The Bank of New York. The word "Loan" means any loan which is extended to the Borrower under this Agreement. The words "Loan Account" means the Business CreditLink loan account established under this Agreement. The word "Guarantor" means any and all persons executing a guarantee of the Borrower's obligations to the Bank under this Agreement. The word "Hypothecator" means any and all persons executing a hypothecation agreement authorizing the Borrower to pledge or grant a security interest in and lien on certain property of such person as Collateral (as hereinafter defined) for the Borrower's obligations to the Bank under this Agreement. Unless otherwise defined in this Agreement, all terms used in this Agreement which are defined in the Uniform Commercial Code of the State of New York (the "Code") have the meanings defined therein.

EFFECT OF ENTERING INTO THIS AGREEMENT

By entering into this Agreement, the Borrower requests the Bank to make Loans as provided in this Agreement and to establish for the Borrower the Loan Account. The Loan Account is not a deposit account. The Loan Account is established only for the purpose of disbursing and recording the Loans made under this Agreement and the payments of such Loans received by the Bank. By entering into this Agreement, the Borrower agrees to be bound by and to comply with all terms and conditions of this Agreement. The Borrower may elect, at its option, to maintain a business checking account at the Bank. The Borrower agrees that if it maintains a business checking account at the Bank (the "Designated Business Account"), the Bank is authorized to charge the Designated Business Account for all amounts owing to the Bank under this Agreement.

USE OF LOAN PROCEEDS

The Borrower agrees that the proceeds of the Loans made by the Bank to the Borrower under this Agreement shall be used only for business, commercial or agricultural purposes and not in whole or in part for any personal, family or household purposes. The Borrower acknowledges that the Bank is relying on the foregoing agreement in determining that the Loans are exempt from the disclosure and other requirements of certain Federal and state laws and regulations applicable to extensions of credit for personal, family or household purposes including, but not limited to, the Truth in Lending Act and Regulation Z promulgated by the Board of Governors of the Federal Reserve System, the Real Estate Settlement Procedure Act and Regulation X promulgated by the U.S. Department of Housing and Urban Development, State of New York Plain Language Law and other State of New York Banking Department rules and regulations.

CREDIT AVAILABILITY

Subject to the terms and conditions of this Agreement, the Bank agrees to make Loans to the Borrower for the period beginning on the date of this Agreement and ending on the one year anniversary date of this Agreement (the "Draw Period"). The Draw Period shall automatically be extended for successive one year periods, each period to begin on the last day of the then current Draw Period and end on the one year anniversary date of the last day of the then current Draw Period unless the Bank shall

® Business CreditLink is a registered service mark of The Bank of New York.
00053sdc (7/9/01)

elect, in its sole and absolute discretion, not to extend the Draw Period. If the Bank elects not to extend the Draw Period, the Bank shall provide the Borrower with written notice at least thirty days prior to the end of the then current Draw Period that the Draw Period will not be extended. If the Bank notifies the Borrower that the Draw Period has not been extended, the Borrower may not obtain, and the Bank shall have no obligation to make, any Loan requested after the then current Draw Period.

The outstanding amount of such Loans shall not exceed at any time during the Draw Period the amount set forth above or agreed to in writing by the Bank and the Borrower from time to time (the "Maximum Amount"). The Borrower shall not request a Loan if after making such Loan, the amount of outstanding Loans would exceed the Maximum Amount. The Bank shall have no obligation to make any Loan if after making such Loan, the amount of outstanding Loans would exceed the Maximum Amount and the Bank shall have no liability for not making such Loan. However, if the Borrower makes a request for a Loan in excess of the Maximum Amount and the Bank, in its discretion, advances amounts in excess of the Maximum Amount, the entire amount advanced (including the portion that is in excess of the Maximum Amount) shall be a Loan and shall be subject to the terms of this Agreement, provided that the portion in excess of the Maximum Amount shall be payable on demand.

The Borrower may elect to terminate its Loan Account by giving the Bank written notice of such termination. Such termination shall become effective as soon as the Bank terminates the Borrower's ability to borrow under this Agreement, all principal of and interest on the Loans then outstanding and all other amounts owing to the Bank under this Agreement are paid in full and all unused Loan Account Checks (as hereinafter defined) are returned to the Bank.

REQUIREMENTS

Before the Bank makes any Loan under this Agreement, the Borrower must satisfy all conditions set forth on Schedule A to this Agreement.

LOAN ACCOUNT USE

The Borrower may use any of the following means (if available) to obtain a Loan under this Agreement:

ATM Access. Provided that the Borrower has an automated teller machine ("ATM") business banking card ("ATM Card") and an active personal identification number ("PIN") from the Bank, the Borrower may obtain a Loan by debiting the Loan Account in the amount of the Loan at any Action Banking Center ATM located at selected Bank branches ("Action Banking ATM") or any participating network ATM and either (i) withdrawing such Loan from the ATM in cash or (ii) provided the Borrower maintains a Designated Business Account, at Action Banking ATM's only, crediting such amount to the Designated Business Account linked to the Borrower's ATM Card. A Loan obtained in this manner will be deemed advanced to the Borrower by and upon the withdrawal of cash or the transfer of funds to the Designated Business Account. Obtaining cash or transferring funds through an ATM is subject to the ATM cardholder agreement given to the Borrower at the time the Borrower requested its ATM Card and PIN as amended from time to time, the rules and regulations of the Bank in effect from time to time for ATM transactions generally and the maximum daily limits for ATM withdrawals or debits applicable to the Borrower's ATM Card and, in the case of a participating network ATM, the rules and regulations of the owner or operator of such ATM. Obtaining cash or transferring funds through an ATM is further subject to the applicable accounts being linked to the ATM Card and any ATM system limitations for accessing accounts and performing particular functions.

Loan Account Check. The Borrower may obtain a Loan by using checks which may be drawn upon the Loan Account (the "Loan Account Checks"). A supply of these checks will be provided to the Borrower upon execution of this Agreement. The Bank's receipt of a Loan Account Check for payment or certification will constitute the Borrower's request to the Bank to make a Loan in the amount of such Loan Account Check. A Loan obtained in this manner will be deemed advanced to the Borrower by and upon the payment or certification of the Loan Account Check. The Bank may, in its discretion, refuse to pay or certify any Loan Account Check if after paying or certifying such check, the amount of outstanding Loans would exceed the Maximum Amount. However, if the Bank does pay such Loan Account Check, the entire amount of the Loan Account Check (including the portion that is in excess of the Maximum Amount) shall be a Loan and shall be subject to all of the terms of this Agreement, provided that the portion in excess of the Maximum Amount shall be payable on demand. If more than 5 Loan Account Checks are drawn upon the Loan Account in a Statement Period (as hereinafter defined), the Borrower agrees to pay to the Bank, a fee of $5 for each Loan Account Check drawn on the Loan Account in such Statement Period in excess of 5 Loan Account Checks. The fee for each Loan Account Check in excess of 5 Loan Account Checks drawn on the Loan Account in a Statement Period shall be deemed to be a Loan advanced on the date the Loan Account Check is paid and subject to all of the terms of this Agreement provided that such Loan shall be payable on the payment date specified in the Periodic Statement (as hereinafter defined) for such Statement Period.

Automated Response Unit For Business Access. Provided that the Borrower maintains a Designated Business Account and has an ATM Card and an active PIN from the Bank, the Borrower may use the Bank's Automated Response Unit For Business ("ARU") to obtain a Loan by debiting the amount of the Loan from the Loan Account and crediting the Loan to the Designated Business Account linked to the ARU. A Loan obtained in this manner will be deemed advanced to the Borrower by and upon the transfer of funds to the Designated Business Account. Transferring funds through the ARU is subject to the rules and regulations of the Bank in effect from time to time for ARU transactions generally.

The Bank of New York Direct 24 PC Banking^SM Access.[1] Provided that the Borrower maintains a Designated Business Account and has an ATM card and an active PIN from the Bank, the Borrower may use The Bank of New York Direct 24 PC Banking computer services ("PC") to obtain a Loan by debiting the Loan Account in the amount of the Loan and [2]crediting such amount to the Designated Business Account linked to the PC. A Loan obtained in this manner will be deemed advanced to the Borrower by and upon the transfer of funds to the Designated Business Account. Transferring funds by PC is subject to the Direct 24 Banking Services agreement given to the Borrower at the time the Borrower requested PC services as amended from time to time and the rules and regulations of the Bank in effect from time to time for PC transactions generally. Transferring funds by PC is subject to the applicable accounts being linked to the PC and any PC system limitations for accessing accounts and performing certain functions.

The Bank is not required to make all of the above means for obtaining a Loan available to the Borrower at any one time. In addition, the Bank reserves the right, from time to time, to eliminate one or more of such means for obtaining a Loan.

AUTHORIZED REPRESENTATIVES

The Borrower authorizes the Bank to accept Loan requests and other instructions from the Borrower and any person otherwise properly authorized to do so.

The Borrower is responsible for the proper distribution and monitoring of the usage of its ATM Card, PIN and any password for access by PC in connection with the Loan Account.

The Borrower assumes the entire risk of any Loan obtained through the improper, fraudulent or unauthorized use of the Borrower's ATM Card, PIN, password for

[1] SM The Bank of New York Direct 24 PC Banking is a service mark of The Bank of New York.

access by PC or the ARU and will be responsible to repay such Loan and all interest thereon.

PRINCIPAL PAYMENTS

Subject to the terms and conditions of this Agreement, the Borrower agrees to pay the outstanding principal balance of the Loans in equal consecutive monthly installments, on the date specified in the Periodic Statement (as hereinafter defined), each in the amount of 1/60 of the principal balance of the Loans outstanding on the last day of the Draw Period, commencing the first calendar month after the calendar month in which the Draw Period ends and continuing thereafter each successive calendar month until the fifty-ninth month after the making of the first principal payment when the remaining unpaid principal balance of the Loans shall be due and payable.

The Borrower may prepay the outstanding principal balance of the Loans in whole or in part at any time and from time to time.

If, at any time during the Draw Period, the principal balance of the Loans exceeds the Maximum Amount, the Borrower shall prepay the Loans on demand in an amount such that, after giving effect to such prepayment, the principal balance of the Loans does not exceed the Maximum Amount.

Subject to the terms and conditions of this Agreement, each prepayment shall be applied to the outstanding principal balance of the Loans and, if prepayment is made after the end of the Draw Period, such prepayment shall be applied against the remaining monthly installments of principal in the inverse order of maturity of such installments. To the extent that prepayments reduce the outstanding principal amount of the Loans below the Maximum Amount during the Draw Period, credit availability is restored.

INTEREST

The Borrower agrees to pay interest monthly on the outstanding principal balance of the Loans, on the date specified in the Periodic Statement, at a rate per annum equal to the Prime Rate (as defined below) plus 1.000%, but not to exceed the maximum rate permitted by law. If an Event of Default described below occurs and is continuing, the Borrower agrees to pay interest on the outstanding principal balance of the Loans, on demand, at a rate per annum equal to the sum of the rate set forth in the preceding sentence plus 3%, but not to exceed the maximum rate permitted by law. "Prime Rate" means, for any day, the prime commercial lending rate of the Bank as publicly announced to be in effect from time to time, such rate to be adjusted automatically and without notice, on the effective date of any change in such rate. The Borrower agrees that the Prime Rate is not the lowest rate at which the Bank may make loans. Interest shall be calculated on the basis of a 360 day year for the actual number of days elapsed.

FEE

The Borrower agrees to pay to the Bank upon signing this Agreement a non-refundable fee in an amount equal to the amount specified on Schedule A to this Agreement. The Borrower agrees to pay to the Bank at the time of each extension of the Draw Period a non-refundable fee equal to the Bank's standard annual fee for Business CreditLink in effect on the date of such extension. The Bank shall debit the Loan Account for such fee on the first day of each extension of the Draw Period. The debiting of the Loan Account in the amount of such fee shall be a Loan and shall be subject to the terms of this Agreement provided that such Loan shall be payable on the payment date specified in the Periodic Statement (as hereinafter defined) for such Statement Period.

LATE CHARGES

If any payment of principal of or interest on the Loans is not paid within 10 days of the due date of such payment, the Borrower agrees to pay to the Bank, a fee equal to 5% of the amount of any payment of principal and/or interest not received when due but in any event not less than $25 with respect to each such overdue payment for the purpose of defraying the Bank's expenses incident to the handling of such delinquent payment, which shall be payable on the eleventh day after the due date of such payment.

Such fee shall be in addition to, and not in lieu of, any other remedy that the Bank may have.

PERIODIC STATEMENT; CHARGING ACCOUNTS

The Bank will send to the Borrower a monthly statement (the "Periodic Statement") which statement will set forth the principal amount of each Loan made during the period covered by such statement (the "Statement Period"), the payments received during such Statement Period and the amount payable on the next payment date specified in the Periodic Statement. All payments shall be made in U.S. Dollars and in available funds. If a payment is not made in available funds, the Bank may apply the payment immediately but is not required to restore credit availability until such funds are available.

If the Borrower maintains a Designated Business Account, the Bank shall charge the Designated Business Account for the principal of and interest on the Loans, any fees and other amounts owing to the Bank under this Agreement on the date such amounts become due. The failure of the Bank to charge the Designated Business Account, shall not affect the Borrower's obligation to make such payments when due.

The Borrower shall promptly examine the Periodic Statement. If the Periodic Statement contains an error or a discrepancy with respect to Business CreditLink activity, the Borrower agrees to give the Bank written notice thereof within 30 days after receipt of the statement. If the Borrower fails to give such notice, the Bank shall be released of all liability to the Borrower.

APPLICATION OF PAYMENTS

The Bank shall choose the order in which payments are applied to the amounts due under this Agreement, except as otherwise required by law. Any payment in excess of the total outstanding obligations of the Borrower under this Agreement may be credited by the Bank to the Designated Business Account as a deposit provided the Borrower maintains a Designated Business Account or returned to the Borrower in accordance with the Bank's practices.

RIGHT OF SET-OFF

The Bank shall have a lien on the balances of the Borrower now or hereafter on deposit with or held as custodian by the Bank and the Bank shall have full authority to set-off such balances against the obligations of the Borrower under this Agreement or any other obligation of the Borrower to the Bank, and may at any time, without notice to the extent permitted by law, apply the same to such obligations, whether or not due.

ACCOUNTS; ATM, ARU AND PC SERVICES

Any checking or savings accounts which the Borrower maintains at the Bank, and ATM, ARU and PC services, are governed by the terms and conditions of other agreements between the Bank and the Borrower and such rules and regulations as the Bank may establish from time to time. ATM transactions conducted at a participating network ATM may be subject to additional applicable rules and regulations of the owner or operator of such ATM. Pursuant to such other agreements, rules and regulations, the Bank may impose charges in connection with, and place limitations on the use of, such accounts, or ATM, ARU or PC services. Any such charges and limitations will be in addition to all charges and limitations imposed under this Agreement. In the event any term or condition in this Agreement with respect to the Loan Account conflicts with any term or condition of any agreement governing such other accounts, or ATM, ARU or PC services, the terms and conditions of this Agreement will be controlling with respect to the Loan Account.

A Loan obtained from a participating network ATM located in a foreign country, and which is advanced from such ATM in a currency other than U.S. Dollars, will be denominated on the books and records of the Bank as a Loan in U.S. Dollars. The Borrower will be bound by the Bank's determination of the currency conversion rate and the date and manner in which the Bank made the conversion.

LOAN ACCOUNT; LOAN ACCOUNT CHECKS

The Bank has the right to debit the Loan Account if (i) the Bank is served with legal papers in connection with a judgment or tax lien or other legal mandate resulting from legal proceedings in which the Borrower is involved, or (ii) any payment made to the Bank under this Agreement is returned to the Bank for any reason.

Paid Loan Account Checks will not be returned to the Borrower. Copies of the checks may be obtained from the Bank upon request. The Bank may charge the Borrower for any costs or expenses incurred by the Bank if the Bank processes a stop payment order of a Loan Account Check, certifies a Loan Account Check or produces copies of canceled Loan Account Checks or statements of account. The Bank may charge the Borrower for the cost of printing the Loan Account Checks. The cost of printing Loan Account Checks will vary depending on the design and quantity selected.

If the Borrower gives the Bank an order not to pay any Loan Account Check, the Bank will not be responsible even though the Loan Account Check is paid by the Bank if (i) the Bank acted in a commercially reasonable manner, or (ii) the Bank did not have a reasonable opportunity to act on the Borrower's order. The Bank will not be responsible if the Bank pays any Loan Account Check more than 14 days after the Borrower has verbally ordered the Bank not to pay it, or more than 6 months after the Borrower has ordered the Bank in writing not to pay it. The Borrower agrees not to issue any post-dated Loan Account Checks. If, however, the Borrower issues a post-dated Loan Account Check, the Bank will not be responsible if for any reason the Bank pays the Loan Account Check before the stated date of the Loan Account Check, unless applicable law requires otherwise.

The Borrower agrees to safe-guard the Loan Account Checks. The Borrower will promptly notify the Bank in writing of any Loan Account Checks which have been lost or stolen and the circumstances surrounding the loss or theft. In the event the Bank's obligation to make Loans terminates or the Borrower closes its Loan Account, the Borrower will return any unused Loan Account Checks to the Bank at the address set forth opposite its name on the signature page of this Agreement or such other address hereinafter specified by written notice from the Bank to the Borrower.

All Loan Account Checks must be payable in the currency of the United States of America. The Borrower agrees not to draw a Loan Account Check payable in any foreign currency. If the Borrower does, the Bank will have the right to return the Loan Account Check unpaid. If, however, the Bank should pay the Loan Account Check, the Borrower will be bound by the Bank's determination of the currency conversion rate and the date and manner in which the Bank made the conversion.

COLLATERAL

To secure the Borrower's obligations to the Bank under this Agreement including but not limited to, the Borrower's obligations to repay the Loans and to pay interest, fees, expenses and other amounts described in this Agreement, and any other indebtedness, liabilities and obligations of the Borrower of any kind to the Bank whether in existence now or arising at any time in the future, the Borrower grants to the Bank a security interest in and a lien upon all personal property (other than margin stock) and fixtures of the Borrower whether presently existing or existing in the future or presently owned or acquired in the future by the Borrower and whether or not subject to the Code, including, but not limited to, all goods, money, instruments, accounts, farm products, inventory, equipment, documents, chattel paper, investment property (other than margin stock), deposit accounts, supporting obligations and general intangibles, and all interest, dividends and other distributions thereon paid and payable in cash or property, and all replacements and substitutions for, all accessions and additions to, and all products and Proceeds of, all of the foregoing (all of which are referred to as the "Collateral"). For purposes of the foregoing, margin stock shall be as defined in Regulation U promulgated by the Board of Governors of the Federal Reserve System, as amended from time to time.

As used in this Agreement, the term Proceeds shall have the meaning set forth in Article 9 of the Uniform Commercial Code and, to the extent not otherwise included, shall include, but not be limited to, (i) any and all proceeds of any insurance, causes and rights of action or settlements thereof, escrowed amounts or property, judicial and arbitration judgements and awards, payable to the Borrower from or in respect of any person from time to time; (ii) any and all payments (in any form whatsoever) made or due and payable to the Borrower from time to time in connection the ownership of the Collateral, including, without limitation, all dividends, interest and other amounts collected or distributed on account of the Collateral or in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental authority; (iii) all claims of the Borrower for losses or damages arising out of or relating to or for any breach of any agreements, covenants, representations or warranties or any default whether or not with respect to or under any of the Collateral (without limiting any direct or independent rights of the Bank with respect to the Collateral); and (iv) any and all other amounts from time to time paid or payable under or in connection with the Collateral.

Upon the Bank's request, the Borrower agrees to mark its books and records to reflect the Bank's security interest in the Collateral.

The Borrower agrees to maintain such insurance on the Collateral in such amounts and covering such risks as is usually maintained by persons engaged in similar businesses on such personal property and fixtures in the same general areas in which the Borrower conducts its business.

The Borrower authorizes the Bank, at the Borrower's expense, to take all actions necessary to perfect, whether by filing, possession, control or otherwise, its security interest in the Collateral under any applicable law or regulation. The Borrower authorizes the Bank to file one or more financing statements and any amendments thereto without the Borrower's signature appearing thereon. The Borrower agrees to do all other necessary acts and file, record, make, execute and deliver such deeds, agreements, notices, instruments and financing statements as the Bank may require to perfect the Bank's security interest in the Collateral and enforce its rights in the Collateral.

The Borrower agrees not to change its name, its jurisdiction of organization if the Borrower is a registered organization, its place of business or if the Borrower has more than one place of business, its chief executive office or its primary residence if the Borrower is an individual, remove any records of the Borrower relating to the Collateral or move any of the Collateral without obtaining the prior written consent of the Bank.

The Bank may, without any notice to the Borrower, in its discretion, whether or not any of the obligations of the Borrower are due, in its name or in the name of the Borrower, demand, sue for, collect and receive any money or property at any time due, payable or receivable on or on account of or in exchange for, and may compromise, settle or extend the time of payment of, any of the demands or obligations represented by any of the Collateral, and may also exchange any of the Collateral for other property upon the reorganization, recapitalization or other readjustment of the issuer, maker or other person who is obligated on or otherwise has liabilities with respect to the Collateral, and in connection therewith may deposit any of the Collateral with any committee or depository upon such terms as the Bank may in its discretion deem appropriate, and the Borrower does hereby constitute and appoint the Bank the Borrower's true and lawful attorney to compromise, settle or extend payment of said demands or obligations and exchange such Collateral as the Borrower might or could do personally; all without liability or responsibility for action herein authorized and taken or not taken in good faith. The Bank is entitled at any time in its discretion to notify an account debtor or the obligor on any instrument to make payment to it, regardless of whether or not the Borrower had been previously making collections on the Collateral, and the Bank may take control of any Proceeds of any of the Collateral. Upon request of the Bank, the Borrower shall receive and hold all Proceeds of the Collateral in trust for the Bank and not commingle any collections with any of its own funds and immediately deliver such collections to the Bank.

The Bank may, in its sole discretion, take possession of the Collateral at any time, either prior to or subsequent to a default under any of the obligations. The Bank may, without any notice to the Borrower, in its discretion, and for its own benefit, lend, use, transfer or repledge to a third party all or any part of the Collateral by itself or commingled with the property of others, in bulk or otherwise.

The Bank may, without any notice to the Borrower, in its discretion, transfer, or cause to be transferred, all or any part of the Collateral to its name, or to the name of its nominee, vote the Collateral so transferred, and receive income and make or receive collections, including money, thereon and hold said income and collections as Collateral or apply said income and collections to any of the obligations of the Borrower, the manner and distribution of the application to be made as the Bank shall elect.

With respect to the Collateral, the Bank shall have no duty to send notices, perform services, exercise any rights of collection, enforcement, conversion or exchange, vote, pay for insurance, taxes or other charges or take any action of any kind in connection with the management of the Collateral and its only duty with respect to the Collateral shall be to use reasonable care in its custody and preservation while in the Bank's possession, which shall not include any steps necessary to preserve, obtain, secure or acquire rights or property against or from any party.

The Borrower represents that at the time the Collateral becomes subject to the Bank's security interest, the Borrower shall be the sole owner of the Collateral and shall be fully authorized and able to sell, transfer, pledge and/or grant a security interest in the Collateral to the Bank and the Collateral shall be free and clear of all other claims, liens, charges, security interests and encumbrances except security interests in favor of the Bank or as permitted in writing by the Bank. The Borrower represents and warrants to the Bank that any information furnished to the Bank regarding the Collateral is true and correct on the date hereof and is complete in all material respects.

The Borrower agrees to keep the Collateral free and clear of all claims, liens, charges, security interests and encumbrances other than the Bank's security interest or as permitted in writing by the Bank.

INFORMATION

Upon the Bank's request, the Borrower agrees to promptly, and in all cases no more than 30 days after such request, provide such information (including financial statements and tax returns of the Borrower and any Guarantor) to the Bank and to permit the Bank to inspect and make copies of its books and records, as the Bank shall reasonably request from time to time.

EVENTS OF DEFAULT

Each of the following events shall be an Event of Default under this Agreement:

1. The failure of the Borrower to make any payment of principal of or interest on the Loans or other amounts payable under this Agreement when due and payable.

2. The failure of the Borrower to observe or perform any other obligation or agreement contained in this Agreement or in any instrument, document or agreement delivered in connection with this Agreement.

3. The failure of any Guarantor to observe or perform any of its obligations or agreements under its guarantee or in any instrument, document or agreement delivered in connection with its guarantee or any Hypothecator to observe or perform any of its obligations or agreements under its hypothecation agreement or in any instrument, document or agreement delivered in connection with its hypothecation agreement.

4. Any information furnished to the Bank by the Borrower, any Guarantor or any Hypothecator or any representation made by the Borrower in this Agreement or in any instrument, document or agreement delivered in connection with this Agreement, any Guarantor in its guarantee or in any instrument, document or agreement delivered in connection with such Guarantee or any Hypothecator in its hypothecation agreement or in any instrument, document or agreement delivered in connection with such hypothecation agreement, shall be incorrect, incomplete or untrue at the time it is furnished or made to the Bank.

5. The failure of the Borrower, any Guarantor or any Hypothecator to pay or perform any other present or future liability or obligation to the Bank or any other person (including without limitation on any individual, government authority or company).

6. The failure of the Borrower, any Guarantor or any Hypothecator to pay any other indebtedness for borrowed money, acceleration of the maturity of such indebtedness or the occurrence of any event which with notice or the lapse of time would permit acceleration of such indebtedness.

7. The Borrower, any Guarantor or any Hypothecator that is a natural person, shall become incompetent or die.

8. The Borrower, any Guarantor or any Hypothecator that is not a natural person, shall dissolve, merge or consolidate, or sell or dispose of all or substantially all of its assets.

9. An adverse change in the business, property, operations, management, ownership or prospects of the Borrower, in the Collateral or in the collateral securing the obligation of any Guarantor under its guarantee or in the financial condition or credit standing of the Borrower, any Guarantor or any Hypothecator shall have occurred in the sole opinion of the Bank.

10. The commencement of any proceeding, procedure or other remedy supplemental to the enforcement of a judgment against the Borrower, any Guarantor or any Hypothecator.

11. The validity or enforceability of this Agreement, any guarantee of this Agreement or any hypothecation agreement or other document, instrument or agreement delivered in connection with this Agreement, shall be contested or declared null and void or the Borrower, any Guarantor or any Hypothecator shall deny that it has any liability or obligation under or with respect to this Agreement or any guarantee of this Agreement or any hypothecation agreement or other document, instrument or agreement delivered in connection with this Agreement.

12. The commencement by or against the Borrower, any Guarantor or any Hypothecator of a case or proceeding under any bankruptcy, insolvency or other law relating to the relief of debtors, the readjustment, composition or extension of indebtedness or reorganization or liquidation.

If any Event of Default occurs, the Bank may, by written notice to the Borrower take either or both of the following actions, at the same or different times: (a) terminate its obligation to make Loans and (b) declare the outstanding Loans to be due whereupon the principal amount of, and accrued interest on, the Loans together with all other amounts owed to the Bank under this Agreement shall be due and payable provided that if an Event of Default described in item 12 above shall occur, the Bank's obligation to make Loans hereunder shall automatically terminate and the entire outstanding principal of, and accrued interest on, the Loans and all other amounts owed to the Bank under this Agreement shall become immediately and automatically due and payable without demand or notice to the Borrower, any Guarantor or any Hypothecator.

Except as otherwise provided in this Agreement, the Borrower waives any presentment, demand, protest, notice of protest or other notice of any kind.

REMEDIES

Upon the failure of the Borrower or any Guarantor to pay any obligations under this Agreement when becoming or made due in accordance with this Agreement, the Bank may exercise any or all of the remedies that the Bank has under this Agreement or at law. The Bank may, without demand of performance or other demand, advertisement or notice of any kind to the Borrower (all and each of which are expressly waived), immediately collect, receive, appropriate and realize upon the Collateral, or any part of it. The Bank may immediately sell, assign, give options to purchase, contract to sell or otherwise dispose of and deliver the Collateral, or any part of it, at one or more public or private sale or sales, at any of the Bank's offices or elsewhere upon such terms and conditions as the Bank may deem advisable. At any such sale, the Bank will have the right to purchase the whole or any part of the Collateral, free of any right of redemption which the Borrower may have (which right, to the extent permitted by law, is expressly waived and released). The Bank will apply the proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses thereof, to the obligations in such order as the Bank chooses. The Borrower agrees, that, to the extent that notice of sale or other disposition is required by law, the Bank need not give more than 5 business days notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notice is reasonable notification of such matters. The Borrower also agrees to assemble the Collateral at such place or places as the Bank designates by written notice.

No failure by the Bank to exercise, and no delay in exercising, any right, remedy or power shall operate as a waiver of any such right, remedy or power nor shall any single or partial exercise by the Bank of any right, remedy or power preclude any other or future exercise thereof or the exercise of any other right, remedy or power.

Each and every right, remedy or power the Bank has under this Agreement or at law is cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Bank at any time and from time to time.

If the Collateral secures other obligations to the Bank in addition to the obligations under this Agreement, the Bank may apply the proceeds to all of the Borrower's obligations to the Bank (including the obligations under this Agreement) in such order and priority as the Bank determines.

ENFORCEMENT COSTS

The Borrower agrees to pay all costs and expenses incurred by the Bank (including but not limited to, reasonable attorneys' fees and expenses, and cost of any insurance, and payment of taxes or other charges) of, or incidental to the custody, care, sale or collection of, or realization upon, any of the Collateral, or in any way relating to the Bank's enforcement of the obligations of the Borrower under this Agreement or the protection of the Bank's rights in connection with this Agreement, whether or not litigation is commenced.

AMENDMENTS AND WAIVERS

This Agreement may not be amended, and compliance with its terms may not be waived, orally or by course of dealing, but only by a writing signed by an authorized officer of the Bank or as provided in the next sentence. The Bank reserves the right to amend or modify the provisions of this Agreement at any time by mailing or delivering a copy of such amendment or modification to the Borrower. Such amendment or modification shall be binding on the Borrower 30 days after it is mailed or delivered and may apply to Loans outstanding on the effective date as well as Loans made after the effective date.

ASSIGNMENT

This Agreement shall be binding upon and inure to the benefit of the Borrower and the Bank and their respective successors and assigns. The Borrower may not assign its rights and obligations under this Agreement. The Bank may assign its rights and/or obligations under this Agreement at any time without the consent of or notice to the Borrower.

ENTIRE AGREEMENT

This Agreement contains the entire agreement and understanding between the Bank and the Borrower with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof.

SEVERABILITY

Every provision of this Agreement is intended to be severable; if any term or provision of this Agreement shall be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

COMPLETION OF AGREEMENT

The Borrower authorizes the Bank to date this Agreement and to complete any blank space herein.

NOTICES

Any notices to the Bank shall be effective only upon receipt by the Bank and if directed to the address set forth opposite its name on the signature page of this Agreement or such other address hereafter specified by written notice from the Bank to the Borrower.

Notices, amendments, modifications, instructions, Periodic Statements and other information and communications to the Borrower shall be sent to the address set forth opposite the Borrower's name on the signature page of this Agreement or such other address hereafter specified by written notice from the Borrower to the Bank. All mail directed to such address shall be deemed properly addressed and delivered and shall be effective whether or not received by the Borrower. The Borrower shall promptly notify the Bank of any change of address.

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants that the Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware that the execution, delivery and performance of this Agreement are within the Borrower's corporate powers and have been duly authorized by all necessary action of its board of directors and shareholders; and that each person executing this Agreement has the authority to execute and deliver this Agreement on behalf of the Borrower. The Borrower further represents and warrants that the Borrower's name appearing on the signature page of this Agreement is the Borrower's exact name as set forth in its principal document of organization and the organizational number appearing on the signature page of this Agreement is the organizational number assigned by the agency where its organizational documents are filed or, if there is no number on the signature page, the agency does not assign organizational numbers.

APPLICABLE LAW

THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED, AND ALL RIGHTS AND OBLIGATIONS HEREUNDER DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS.

LEGAL PROCEEDINGS

THE BORROWER SUBMITS TO THE JURISDICTION OF STATE AND FEDERAL COURTS LOCATED IN THE CITY AND STATE OF NEW YORK *IN PERSONAM* AND AGREES THAT ALL ACTIONS AND PROCEEDINGS RELATED DIRECTLY OR INDIRECTLY TO THIS AGREEMENT SHALL BE LITIGATED ONLY IN SAID COURTS OR COURTS LOCATED ELSEWHERE AS SELECTED BY THE BANK AND THAT SUCH COURTS ARE CONVENIENT FORUMS. THE BORROWER WAIVES PERSONAL SERVICE UPON IT AND CONSENTS TO SERVICE OF PROCESS BY MAILING A COPY THEREOF TO IT BY REGISTERED OR CERTIFIED MAIL.

IN ANY LEGAL PROCEEDING, THE BORROWER AGREES NOT TO MAKE ANY COUNTERCLAIM AGAINST THE BANK OR TO REDUCE THE AMOUNT OF THE BANK'S CLAIM BY OFFSETTING SUCH CLAIM BY THE AMOUNT OF ANY CLAIM THE BORROWER HAS AGAINST THE BANK.

WAIVER OF TRIAL BY JURY

THE BORROWER AND THE BANK WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR IN ANY WAY CONNECTED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

BanxCorp.

6 Palmer Ave.
Ste. 2
Scarsdale, NY 10583

By: [signature]
Name & Title: Norbert Mehl, President

THE BANK OF NEW YORK

20 Palmer Avenue
Scarsdale, NY 10583

By: [signature]
Name:
Title:

00053sdc

SCHEDULE A

TO

BUSINESS CREDITLINK AGREEMENT

BETWEEN

THE BANK OF NEW YORK

AND

BanxCorp

Before the Bank makes any Loan under the Business CreditLink Agreement, the Bank must receive all of the following duly executed and appropriately completed and in form and substance satisfactory to the Bank:

- The Business CreditLink Agreement.

- A corporate resolution of the Borrower authorizing the execution, delivery and performance of the Business CreditLink Agreement on the Bank's standard form.

- Signature cards for the Borrower on the Bank's standard form.

- UCC-1 Financing Statements in sufficient number for the Bank to obtain a perfected security interest in the Collateral.

- Guarantees of the Borrower's obligations under the Business CreditLink Agreement from each of Norbert Mehl on the Bank's standard form.

- A fee in the amount of $ 250.00.

GENERAL GUARANTEE

COPY
2/1/2001

FOR VALUE RECEIVED, and in consideration of loans made or to be made or credit otherwise extended or to be extended by THE BANK OF NEW YORK (the "Bank") to or for the account of BanxCorp

(the "Borrower") of 6 Palmer Ave, Scarsdale, NY 10583-7142
from time to time and at any time and for other good and valuable consideration and to induce the Bank, in its discretion, to make or commit to make such loans or extensions of credit and to make or grant such renewals, extensions, releases of collateral or relinquishments of legal rights as the Bank may deem advisable, the undersigned (jointly and severally, if more than one guarantor, whether executing the same instrument or separate instruments) absolutely and unconditionally guarantees to the Bank the prompt payment when due, whether by acceleration or otherwise, of all present or future obligations and liabilities of any and all kinds of the Borrower to the Bank and of all instruments of any nature evidencing or relating to any such obligations and liabilities upon which the Borrower or one or more parties and the Borrower is or may become liable to the Bank, whether incurred by the Borrower as maker, indorser, drawer, acceptor, guarantor, accommodation party, counterparty, purchaser, seller or otherwise, and whether due or to become due, secured or unsecured, absolute or contingent, joint and/or several, and howsoever or whensoever acquired by the Bank (all of which are referred to as the "Obligations"), and irrespective of the genuineness, validity, regularity, discharge, release or enforceability of such Obligations, or of any instrument evidencing any of the Obligations or of any collateral therefor or of the existence or extent of such collateral or of the obligations of the undersigned under this guarantee. The Obligations shall include interest accruing thereon before or after the commencement of any insolvency, bankruptcy or reorganization proceeding in respect of the Borrower or any other guarantor of the Obligations whether or not such interest is an allowable claim in any such proceeding and irrespective of the discharge or release of the Borrower or any other guarantor in such proceeding.

The undersigned assents that the Bank may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of the undersigned, extend the time of payment of, exchange, release, substitute or surrender any collateral for, renew or extend any of, or change the amount of, the Obligations or increase the interest rate thereon, and may also make any agreement with the Borrower or with any other party to or person liable on any of the Obligations or any guarantor of or hypothecator of collateral or other surety for such Obligations or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Bank and the Borrower or any such other party or person, without in any way impairing or affecting this guarantee.

The undersigned agrees that this guarantee shall not be impaired or otherwise affected by any failure to call for, take, hold, protect or perfect, continue the perfection of or enforce any security interest in or other lien upon, any collateral for the Obligations, or by any failure to exercise, delay in the exercising or waiver of, or forbearance with respect to, any right or remedy available to the Bank with respect to the Obligations.

The undersigned acknowledges that it has derived or expects to derive a financial or other benefit from each and every Obligation incurred by the Borrower to the Bank.

The undersigned waives notice of the acceptance of this guarantee and of the making of any such loans or extensions of credit or the incurrence of any Obligation, presentment to or demand of payment from anyone whomsoever liable upon any of the Obligations, protest, notice of presentment, non-payment or protest and notice of any sale or other disposition of collateral security or any default of any sort.

To secure the liabilities of the undersigned under this guarantee, the undersigned grants to the Bank a security interest in and a lien upon all personal property of the undersigned or in which the undersigned may have an interest which is now or may at any time hereafter come into the possession or control of the Bank, or of any third party acting on behalf of the Bank, whether for the express purpose of being used by the Bank as collateral security or for custody or for any other or different purpose, including such personal property as may be in transit by mail or carrier for any purpose or covered or affected by any documents in the Bank's possession or control, or in the possession or control of any third party acting on behalf of the Bank, or any collateral which secures any other obligations of the undersigned to the Bank. The undersigned authorizes the Bank in its discretion, at any time, to appropriate and apply upon any of the liabilities of the undersigned under this guarantee any such property of the undersigned and to charge any of such liabilities against any balance of any account standing to the credit of the undersigned on the books of the Bank. To satisfy the liabilities of the undersigned under this guarantee, the Bank shall have, in addition to all other rights and remedies allowed by law, the rights and remedies of a secured party under the Uniform Commercial Code and, without limiting the generality of the foregoing, the Bank may immediately, without demand of performance and without notice of intention to sell or otherwise dispose of or of the time or place of sale or other disposition or of redemption or other notice or demand whatsoever to the undersigned, all of which are expressly waived, to the extent permitted by law, and without advertisement, sell at public or private sale, grant options to purchase or otherwise realize upon, in the State of New York, or elsewhere, the whole or from time to time any part of the said collateral upon which the Bank shall have a security interest and lien as aforesaid, and after deducting from the proceeds of sale or other disposition of the said collateral all expenses (including all reasonable expenses for legal services of every kind and other expenses as set forth below), the Bank shall apply the residue of such proceeds towards the payment of any of the liabilities of the undersigned under this guarantee in such order as the Bank shall elect, the undersigned remaining liable for any deficiency remaining unpaid after such application. If notice of any sale or other disposition is required by law to be given, the undersigned hereby agrees that notice sent at least five days before the time of any intended public sale or of the time after which any private sale or other disposition of the said collateral is to be made, shall be reasonable notice of such sale or other disposition.

At any such sale or other disposition the Bank or any other person designated by the Bank may itself purchase the whole or any part of the collateral sold or otherwise disposed of, free from any right of redemption on the part of the undersigned, which right, to the extent permitted by law, is hereby waived and released.

The undersigned agrees that the aforementioned collateral secures, and further agrees to pay on demand, all expenses (including, but not limited to, reasonable attorneys' fees and expenses, whether or not litigation is commenced, and cost of any insurance and payment of taxes or other charges) of, or incidental to, the custody, care, sale or collection of, or realization upon, any of the said collateral or in any way relating to the enforcement or protection of the rights of the Bank hereunder or with respect to any of the Obligations.

This is a continuing guarantee and shall apply to all Obligations notwithstanding that at any particular time any or all of the Obligations shall have been paid in full. This guarantee shall remain in full force and effect and be binding upon the undersigned, and the undersigned's successors and assigns, until written notice of its revocation shall actually be received by the Bank. No such revocation shall release the undersigned or affect in any manner the rights, remedies, powers, security interests and liens of the Bank under this guarantee with respect to any of the Obligations which shall have been created, contracted, assumed or incurred prior to actual receipt by the Bank of such written notice of revocation and any renewals or extensions thereof or any Obligations which shall have been created, contracted, assumed or incurred after actual receipt of such written notice pursuant to any agreement entered into by the Bank prior to actual receipt of such written notice and any renewals or extensions thereof. Any such revocation by one of the undersigned shall not affect the continuing liabilities hereunder of such of the undersigned as do not give notice of revocation. If any of the present or future Obligations are guaranteed by persons, partnerships, limited liability companies or corporations in addition to the undersigned, the death, release or discharge in whole or in part, or the bankruptcy, liquidation or dissolution of one or more of them, shall not discharge or affect the liabilities of the undersigned under this guarantee.

This guarantee shall continue to be effective, or shall be reinstated, as the case may be, if at any time payment of all or any part of any payment of any of the Obligations is rescinded or must be restored or returned by the Bank whether under any insolvency, bankruptcy, receivership or reorganization proceeding or otherwise.

This guarantee may be assigned by the Bank and its benefits shall inure to the successors, indorsees and assigns of the Bank.

This guarantee is a guarantee of payment and not of collection, and the Bank shall be under no obligation to take any action against the Borrower or any other person liable with respect to any of the Obligations or resort to any collateral security securing any of the Obligations or this guarantee as a condition precedent to the undersigned being obligated to make payment and to perform as agreed herein. The undersigned hereby waives any right to claim or interpose any defense, counterclaim or offset of any nature and description which it may have or which may exist between and among the Bank, the Borrower and/or the undersigned or to seek injunctive relief.

Promptly upon the Bank's request, the undersigned agrees to furnish such information (including financial statements and tax returns of the undersigned) to the Bank and to permit the Bank to inspect and make copies of its books and records, as the Bank shall reasonably request from time to time.

The undersigned authorizes the Bank to date this guarantee and to complete any blank space herein according to the terms upon which this guarantee was given.

Any notice to the Bank shall be effective only upon receipt by the Bank and if directed to B&P Lending, P.O. Box 11287, New York, New York 10286-1287 or any other address hereafter specified by written notice from the Bank to the undersigned.

Until such time as the Bank shall have received payment in full in cash in satisfaction of all of the Obligations, the undersigned waives any right to be subrogated to the rights of the Bank with respect to the Obligations, and the undersigned waives any right to and agrees that it will not institute or take any action against the Borrower seeking contribution, reimbursement or indemnification by the Borrower with respect to any payments made by the undersigned to the Bank hereunder.

Every provision of this guarantee is intended to be severable; if any term or provision of this guarantee shall be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

No failure on the part of the Bank to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any right, remedy or power hereunder preclude any other or future exercise thereof or the exercise of any other right, remedy or power.

Each and every right, remedy and power hereby granted to the Bank or allowed it by law or other agreement shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Bank at any time and from time to time.

This guarantee contains the entire agreement and understanding between the Bank and the undersigned with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. This guarantee may not be amended, and compliance with its terms may not be waived, orally or by course of dealing, but only by a writing signed by an authorized officer of the Bank.

Until cash payment in full of the Obligations, the liability of the undersigned under this guarantee shall not be released.

THIS GUARANTEE SHALL BE CONSTRUED AND INTERPRETED, AND ALL RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS. UNLESS THE TEXT OTHERWISE REQUIRES, ALL TERMS USED HEREIN SHALL HAVE THE MEANINGS SPECIFIED IN THE UNIFORM COMMERCIAL CODE. THE UNDERSIGNED SUBMITS TO THE JURISDICTION OF STATE AND FEDERAL COURTS LOCATED IN THE CITY AND STATE OF NEW YORK IN PERSONAM AND AGREES THAT ALL ACTIONS AND PROCEEDINGS RELATING DIRECTLY OR INDIRECTLY TO THIS GUARANTEE SHALL BE LITIGATED ONLY IN SAID COURTS OR COURTS LOCATED ELSEWHERE AS THE BANK MAY SELECT AND THAT SUCH COURTS ARE CONVENIENT FORUMS. THE UNDERSIGNED WAIVES PERSONAL SERVICE UPON IT AND CONSENTS TO SERVICE OF PROCESS OUT OF SAID COURTS BY MAILING A COPY THEREOF TO IT BY REGISTERED OR CERTIFIED MAIL.

THE UNDERSIGNED AND THE BANK WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR IN ANY WAY CONNECTED TO THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THE OBLIGATIONS.

IN WITNESS WHEREOF, this guarantee has been executed by the undersigned as of the date first written above.

Norbert Mehl

Name: Norbert Mehl

Address: 153 S. Morris Lane
Scarsdale, NY 10583

State of New York)
) ss.:
County of Westchester)

On the 1st day of February, 2002, before me personally came Norbert Mehl, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that (s)he executed the same.

NOTARY PUBLIC

CARDON McKENZIE
Notary Public, State of New York
No. 01MC6068429
Qualified in Westchester County
Commission Expires Dec. 31, 2005
Cardon McKenzie
02-01-02

BNYNY35 (8/29/95)

E-168

COPY

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME: BanxCorp

OR 1b. INDIVIDUAL'S LAST NAME | FIRST NAME | MIDDLE NAME | SUFFIX

1c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
6 Palmer Ave.	Scarsdale	NY	10583	USA

1d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION	1f. JURISDICTION OF ORGANIZATION	1g. ORGANIZATIONAL ID #, if any
51-0343258		Corp.	New York	X NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME

OR 2b. INDIVIDUAL'S LAST NAME | FIRST NAME | MIDDLE NAME | SUFFIX

2c. MAILING ADDRESS | CITY | STATE | POSTAL CODE | COUNTRY

2d. TAX ID #: SSN OR EIN | ADD'L INFO RE ORGANIZATION DEBTOR | 2e. TYPE OF ORGANIZATION | 2f. JURISDICTION OF ORGANIZATION | 2g. ORGANIZATIONAL ID #, if any | ☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME: Bank of New York Regional Banking Loan Operations

OR 3b. INDIVIDUAL'S LAST NAME | FIRST NAME | MIDDLE NAME | SUFFIX

3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
90 Crystal Run Road	Middletown	NY	10940	US

4. This FINANCING STATEMENT covers the following collateral:

see attached schedule

5. ALTERNATIVE DESIGNATION (if applicable): LESSEE/LESSOR | CONSIGNEE/CONSIGNOR | BAILEE/BAILOR | SELLER/BUYER | AG. LIEN | NON-UCC FILING

6. This FINANCING STATEMENT is to be filed (for record) (or recorded) in the REAL ESTATE RECORDS. Attach Addendum (if applicable) | 7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) (ADDITIONAL FEE) (optional) | All Debtors | Debtor 1 | Debtor 2

8. OPTIONAL FILER REFERENCE DATA

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT (FORM UCC1) (REV. 07/29/98)

E-169

SCHEDULE A

TO

SECURITY AGREEMENT

EXECUTED BY

BanxCorp.

Property specifically included as "Collateral" for purposes of the within Security Agreement:

All personal property and fixtures of the Debtor whether presently existing or existing in the future or presently owned or acquired in the future by the Debtor and whether or not subject to the Uniform Commercial Code, including, but not limited to, all goods, money, instruments, accounts, farm products, inventory, equipment, documents, chattel paper, investment property, deposit, accounts, supporting obligations and general intangibles, and all interest, dividends and other distributions thereon paid and payable in cash or property, and all replacements and substitutions for, all accessions and additions to, and all products and Proceeds of, all of the foregoing.

As used herein the term Proceeds as defined in the Uniform Commercial Code and, to the extent not otherwise included, shall include, but not be limited to, (i) any and all proceeds of any insurance, causes and rights of action or settlements thereof, escrowed amounts or property, judicial and arbitration judgments and awards, payable to the Debtor from or in respect of any person from time to time; (ii) any and all payments (in any form whatsoever) made or due and payable to the Debtor from time to time in connection with the ownership of the collateral, including, without limitation, all dividends, interest and other amounts collected on or distributed on account of the collateral or in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the foregoing collateral by any governmental authority; (iii) all claims of the Debtor for losses or damages arising out of or relating to or for any breach of any agreements, covenants, representations or warranties or any default whether or not with respect to or under any of the foregoing collateral (without limiting any direct or independent rights for the Bank with respect to the collateral); (iv) any and all other amounts from time to time paid or payable under or in connection with the foregoing collateral.

INDEPENDENT AUDITOR'S CONSENT

I hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated July 31, 2001 on the financial statements of BanxCorp for the years 2000 and 1999 contained in such Offering Statement.



Martin Zukoff, CPA
Wilmington, Delaware
April 9, 2002

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scarsdale, **State of** New York, on April 8, 2002.

BANXCORP

By: ______________________
Norbert Mehl, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Norbert Mehl, Chief Executive Officer, Director

____
Diana Mehl, Chief Financial Officer, Director